UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549



FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

APR 2 1 2003

For the Fiscal Year Ended December 31, 2002 File Number 000-22054

COMMUNITY BANKSHARES, INC.

(Exact name of registrant as specified in its charter)

South Carolina 57-0966962
(State or Other Jurisdiction of Incorporation or Organization) (IRS Employer Identification Number)

791 Broughton St., Orangeburg, South Carolina 29115
(Address of Principal Executive Office, Zip Code)

Registrant's Telephone Number, Including Area Code: (803) 535-1060

Securities Registered Pursuant to Section 12(b) of the Act:
Common Stock, No Par Value – American Stock Exchange
(Title of Class) - (Name of each exchange on which registered)

Securities Registered Pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant (1) has filed all the reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X. No _.

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. _X_

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act).
Yes ______ No ___X___

The aggregate market value of the voting and non-voting common equity held by non-affiliates as of the last business day of the registrant's most recently completed second fiscal quarter, June 30, 2002, was approximately. $42,156,000.

The aggregate market value of the voting and non-voting common equity held by non-affiliates on March 7, 2002 was approximately $49,547,000. As of March 12, 2003 there were 4,304,384 shares of the Registrant's Common Stock, no par value, outstanding. For purposes of the foregoing calculation only, all directors and executive officers of the Registrant have been deemed affiliates.

DOCUMENTS INCORPORATED BY REFERENCE

(1) Portions of the Registrant's Proxy Statement for the 2003 Annual Meeting of Shareholders – Part III

10-K TABLE OF CONTENTS

* Incorporated by reference to Registrant's Proxy Statement for 2003 Annual Meeting of Shareholders

PART I

Item 1. Description of Business

Form of organization

Community Bankshares, Inc. (CBI or the Corporation) is a South Carolina corporation and a bank holding company. CBI commenced operations on July 1, 1993, upon effectiveness of the acquisition of the Orangeburg National Bank as a wholly owned subsidiary. In June 1996 CBI acquired all the stock of Sumter National Bank, which is also a wholly owned subsidiary. In July 1998 CBI acquired all the stock of Florence National Bank, which is also a wholly owned subsidiary. In July 2002 CBI acquired all the common stock of Ridgeway Bancshares Inc., the parent company of the Bank of Ridgeway.

Orangeburg National Bank (the Orangeburg bank) is a national bank, chartered in 1987, operating from two offices located in Orangeburg, South Carolina.

Sumter National Bank (the Sumter bank) is a national bank, chartered in 1996, operating from two offices located in Sumter, South Carolina.

Florence National Bank (the Florence bank) is a national bank, chartered in 1998, operating from one office located in Florence, South Carolina.

Bank of Ridgeway (the Ridgeway bank) is a South Carolina state-chartered bank, organized in 1898, operating from one office in Ridgeway, one office in Winnsboro, and one office in Blythewood, South Carolina.

In November 2001 CBI acquired all the common stock of Resource Mortgage Inc., a Columbia, South Carolina based mortgage company. The mortgage company operates as a wholly owned subsidiary of the holding company and is now named Community Resource Mortgage Inc. (CRM).

Business of banking

The Orangeburg, Sumter, Florence and Ridgeway banks (hereafter referred to as the Banks) offer a full array of commercial bank services. Deposit services include business and personal checking accounts, NOW accounts, savings accounts, money market accounts, various term certificates of deposit, IRA accounts, and other deposit services. The Federal Deposit Insurance Corporation insures deposits up to applicable limits. Most of the Banks' deposits are attracted from individuals and small businesses.

The Banks offer secured and unsecured, short-to-intermediate term loans, with floating and fixed interest rates for commercial and consumer purposes. Consumer loans include: car loans, home equity improvement loans secured by first and second mortgages, personal expenditure loans, education loans, and the like. Commercial loans include short-term unsecured loans, short and intermediate term real estate mortgage loans, loans secured by listed stocks, loans secured by equipment, inventory, accounts receivable, and the like. The Banks do not and will not discriminate against any applicant for credit on the basis of race, color, creed, sex, age, marital status, familial status, handicap, or derivation of income from public assistance programs.

Other services offered by the Banks include safe deposit boxes, night depository service, VISA and Master Card charge cards (through a correspondent), tax deposits, sale of U.S. Treasury bonds, notes and bills and other U. S. government securities (through a correspondent), twenty-four hour automated teller service, and Internet banking services (not yet available in the Ridgeway bank). Each of the Banks has ATMs and they are all part of the Star and Cirrus networks.

The Mortgage company provides a wide variety of one to four family residential mortgage products in the Columbia, Sumter and Anderson, South Carolina markets.

Competition

The market for financial institutions in our various markets is generally highly competitive. Banks generally compete with other financial institutions through the banking services and products offered, the pricing of services, the level of service provided, the convenience and availability of services, and the degree of expertise and personal concern with which services are offered. The Banks encounter strong competition from most of the financial institutions in their market areas.

The market area for the Orangeburg bank generally encompasses an area extending nine miles around the city of Orangeburg. The market area for the Sumter bank generally encompasses the county of Sumter. The market area for the Florence bank generally encompasses the city of Florence. The market area for the Ridgeway bank generally encompasses Fairfield County (for the Ridgeway and Winnsboro offices) and the town of Blythewood in Richland County. In the conduct of certain banking business, the Banks also compete with credit unions, consumer finance companies, insurance companies, money market mutual funds, and other financial institutions, some of which are not subject to the same degree of regulation and restrictions imposed upon the Banks. Many of these competitors have substantially greater resources and lending limits than the Banks and offer certain services, such as international banking and trust services, that the Banks do not provide. The Banks believe, however, that their relatively small size permits them to offer more personalized services than many of their competitors. The Banks attempt to compensate for their lower lending limits by participating larger loans with other institutions, often with each other.

Most of the other financial institutions in the Orangeburg, Sumter, Florence and most of the Ridgeway service areas are branch offices of large, regional banks. At June 30, 2002, there were four financial institutions competing with the Corporation in the city of Orangeburg, seven financial institutions competing with the Corporation in Sumter County, and 14 financial institutions competing with the Corporation in the city of Florence. At June 30, 2002, the Orangeburg bank had the second largest deposit base in the city of Orangeburg. At June 30, 2002, the Sumter bank had the fifth largest deposit base in Sumter County. At June 30, 2002, the Florence bank had the fifth largest deposit base in the city of Florence. At June 30, 2002, The Ridgeway bank had the largest deposit base in Fairfield County and approximately half the deposits in the town of Blythewood.

The mortgage company has offices in Anderson, Richland and Sumter Counties of South Carolina, where it competes with hundreds of financial institutions and mortgage originators.

Dependence on Major Customers

The Banks do not consider themselves dependent on any single customer or small group of customers, either in the deposit or lending areas.

SUPERVISION AND REGULATION

Bank holding companies and banks are extensively regulated under federal and state law. To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by reference to such statutes and regulations. Any change in applicable law or regulation may have a material effect on the business of CBI and the Banks.

As discussed below under the caption "Gramm-Leach-Bliley Act", Congress has recently adopted extensive changes in the laws governing the financial services industry. Among the changes adopted are creation of the financial holding company, a new type of bank holding company with powers that greatly exceed those of standard holding companies, and creation of the financial subsidiary, a subsidiary that can be used by national banks to engage in many, though not all, of the same activities in which a financial holding company may engage. The legislation also establishes the concept of functional regulation whereby the various financial activities in which financial institutions engage are overseen by the regulator with the relevant regulatory experience. Neither CBI nor the Banks has yet made a decision as to how to adapt the new legislation to its use. Accordingly, the following discussion relates to the supervisory and regulatory provisions that apply to CBI and the Banks as they currently operate.

Regulation of Bank Holding Companies

General

As a bank holding company registered under the Bank Holding Company Act ("BHCA"), CBI is subject to the regulations of the Federal Reserve. Under the BHCA, CBI's activities and those of its subsidiaries are limited to banking, managing or controlling banks, furnishing services to or performing services for its subsidiaries or engaging in any other activity which the Federal Reserve determines to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. The BHCA prohibits CBI from acquiring direct or indirect control of more than 5% of the outstanding voting stock or substantially all of the assets of any bank or from merging or consolidating with another bank holding company without prior approval of the Federal Reserve. The BHCA also prohibits CBI from acquiring control of any bank operating outside the State of South Carolina unless such action is specifically authorized by the statutes of the state where the bank to be acquired is located.

Additionally, the BHCA prohibits CBI from engaging in or from acquiring ownership or control of more than 5% of the outstanding voting stock of any company engaged in a non-banking business unless such business is determined by the Federal Reserve to be so closely related to banking as to be properly incident thereto. The BHCA generally does not place territorial restrictions on the activities of such non-banking-related activities.

As discussed below under "Gramm-Leach-Bliley Act", a bank holding company that meets certain requirements may now qualify as a financial holding company and thereby significantly increase the variety of services it may provide and the investments it may make.

CBI is also subject to limited regulation and supervision by the South Carolina State Board of Financial Institutions (the "State Board"). A South Carolina bank holding company may be required to provide the State Board with information with respect to the financial condition, operations, management and inter-company relationships of the holding company and its subsidiaries. The State Board also may require such other information as is necessary to keep itself informed about whether the provisions of South Carolina law and the regulations and orders issued thereunder by the State Board have been complied with, and the State Board may examine any bank holding company and its subsidiaries. Furthermore, pursuant to applicable law and regulations, the Company must receive approval of, or give notice to (as applicable) the State Board prior to engaging in the acquisition of banking or non-banking institutions or assets.

Obligations of Holding Company to its Subsidiary Banks

A number of obligations and restrictions are imposed on bank holding companies and their depository institution subsidiaries by Federal law and regulatory policies that are designed to reduce potential loss exposure to the depositors of such depository institutions and to the FDIC insurance funds in the event the depository institution is in danger of becoming insolvent or is insolvent. For example, under the policy of the Federal Reserve, a bank holding company is required to serve as a source of financial strength to its subsidiary depository institutions and to commit resources to support such institutions in circumstances where it might not do so absent such policy. In addition, the "cross-guarantee" provisions of the Federal Deposit Insurance Act, as amended ("FDIA"), require insured depository institutions under common control to reimburse the FDIC for any loss suffered or reasonably anticipated by either the Savings Association Insurance Fund ("SAIF") or the Bank Insurance Fund ("BIF") of the FDIC as a result of the default of a commonly controlled insured depository institution or for any assistance provided by the FDIC to a commonly controlled insured depository institution in danger of default. The FDIC may decline to enforce the cross-guarantee provisions if it determines that a waiver is in the best interest of the SAIF or the BIF or both. The FDIC's claim for damages is superior to claims of stockholders of the insured depository institution or its holding company but is subordinate to claims of depositors, secured creditors and holders of subordinated debt (other than affiliates) of the commonly controlled insured depository institutions.

The FDIA also provides that amounts received from the liquidation or other resolution of any insured depository institution by any receiver must be distributed (after payment of secured claims) to pay the deposit liabilities of the institution prior to payment of any other general or unsecured senior liability, subordinated liability, general creditor or stockholder. This provision would give depositors a preference over general and subordinated creditors and stockholders in the event a receiver is appointed to distribute the assets of the bank.

Any capital loans by a bank holding company to any of its subsidiary banks are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

Under the National Bank Act, if the capital stock of a national bank is impaired by losses or otherwise, the OCC is authorized to require payment of the deficiency by assessment upon the bank's shareholders', pro rata, and to the extent necessary, if any such assessment is not paid by any shareholder after three months notice, to sell the stock of such shareholder to make good the deficiency.

Capital Adequacy Guidelines for Bank Holding Companies and Banks

The various federal bank regulators, including the Federal Reserve and the FDIC, have adopted risk-based and leverage capital adequacy guidelines assessing bank holding company and bank capital adequacy. These standards define what qualifies as capital and establish minimum capital standards in relation to assets and off balance sheet exposures, as adjusted for credit risks. The capital guidelines and CBI's capital position are summarized in Note 20 to the Financial Statements, contained elsewhere in this report. All four of the Banks are considered well capitalized.

Failure to meet capital guidelines could subject the Banks to a variety of enforcement remedies, including the termination of deposit insurance by the FDIC and a prohibition on the taking of brokered deposits.

The risk-based capital standards of both the Federal Reserve Board and the FDIC explicitly identify concentrations of credit risk and the risk arising from non-traditional activities, as well as an institution's ability to manage these risks, as important factors to be taken into account by the agencies in assessing an institution's overall capital adequacy. The capital guidelines also provide that an institution's exposure to a decline in the economic value of its capital due to changes in interest rates be considered by the agencies as a factor in evaluating a bank's capital adequacy. The Federal Reserve Board also has recently issued additional capital guidelines for bank holding companies that engage in certain trading activities.

Payment of Dividends

CBI is a legal entity separate and distinct from the Banks. Most of the revenues of CBI result from dividends paid to CBI by the Banks. There are statutory and regulatory requirements applicable to the payment of dividends by subsidiary banks as well as by CBI to its shareholders.

Each national banking association is required by federal law to obtain the prior approval of the OCC for the payment of dividends if the total of all dividends declared by the board of directors of such bank in any year will exceed the total of (i) such bank's net profits (as defined and interpreted by regulation) for that year plus (ii) the retained net profits (as defined and interpreted by regulation) for the preceding two years, less any required transfers to surplus. In addition, national banks can only pay dividends to the extent that retained net profits (including the portion transferred to surplus) exceed bad debts (as defined by regulation).South Carolina banking regulations also restrict the amount of dividends that banks can pay shareholders. Any dividends by a South Carolina state bank that exceed the bank's total year-to-date earnings are subject to prior approval of the South Carolina Commissioner of Banking and are generally payable only from undivided profits. Payment of dividends by a state bank would also be prohibited if the effect would be to cause the Bank's capital to fall below applicable minimum capital requirements.

The payment of dividends by CBI and the Banks may also be affected or limited by other factors, such as the requirements to maintain adequate capital above regulatory guidelines. In addition, if, in the opinion of the applicable regulatory authority, a bank under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the Banks, could include the payment of dividends), such authority may require, after notice and hearing, that such bank cease and desist from such practice. The OCC has indicated that paying dividends that deplete a national bank's capital base to an inadequate level would be an unsafe and unsound banking practice. The Federal Reserve, the OCC and the FDIC have issued policy statements, which provide that bank holding companies and insured banks should generally only pay dividends out of current operating earnings.

Certain Transactions by CBI with its Affiliates

Federal law regulates transactions among CBI and its affiliates, including the amount of the Banks' loans to or investments in nonbank affiliates and the amount of advances to third parties collateralized by securities of an affiliate. Further, a bank holding company and its affiliates are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, lease or sale of property or furnishing of services.

FDIC Insurance Assessments

Because Orangeburg National Bank's, Sumter National Bank's, Florence National Bank's and the Bank of Ridgeway's deposits are insured by the Bank Insurance Fund of the FDIC ("BIF"), the Banks are subject to semiannual insurance assessments imposed by the FDIC. Since January 1, 1997, the assessments imposed on all FDIC deposits for deposit insurance have an effective rate ranging from 0 to 27 basis points per $100 of insured deposits, depending on the institution's capital position and other supervisory factors. However, legislation enacted in 1996 requires that both Savings Association Insurance Fund ("SAIF") insured and BIF insured deposits pay a pro rata portion of the interest due on the obligations issued by the Financing Corporation ("FICO"). To cover these obligations, during 2002, the FDIC assessed both BIF and SAIF insured deposits a range of 1.82 to 1.70 basis points per $100 of deposits. Currently, the FDIC is assessing BIF and SAIF insured deposits each 1.68 basis points per $100 of deposits to cover the interest on the FICO obligations. The FICO assessment will continue to be adjusted quarterly to reflect changes in the assessment bases of the respective funds based on quarterly Call Report and Thrift Financial Report submissions.

Regulation of the Banks

Orangeburg National Bank, Sumter National Bank, and Florence National Bank are also subject to examination by the OCC bank examiners. The Bank of Ridgeway is subject to examination by FDIC and the State Board. In addition, the Banks are subject to various other state and federal laws and regulations, including state usury laws, laws relating to fiduciaries, consumer credit and laws relating to branch banking. The Banks' loan operations are subject to certain federal consumer credit laws and regulations promulgated thereunder, including, but not limited to: the federal Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers; the Home Mortgage Disclosure Act, requiring financial institutions to provide certain information concerning their mortgage lending; the Equal Credit Opportunity Act and the Fair Housing Act, prohibiting discrimination on the basis of certain prohibited factors in extending credit; the Fair Credit Reporting Act, governing the use and provision of information to credit reporting agencies; the Bank Secrecy Act, dealing with, among other things, the reporting of certain currency transactions; and the Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies. The deposit operations of the Banks are subject to the Truth in Savings Act, requiring certain disclosures about rates paid on savings accounts; the Expedited Funds Availability Act, which deals with disclosure of the availability of funds deposited in accounts and the collection and return of checks by banks; the Right to Financial Privacy Act, which imposes a duty to maintain certain confidentiality of consumer financial records and the Electronic Funds Transfer Act and regulations promulgated thereunder, which govern automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services.

The Banks are subject to the requirements of the Community Reinvestment Act (the "CRA"). The CRA imposes on financial institutions an affirmative and ongoing obligation to meet the credit needs of their local communities, including low- and moderate-income neighborhoods, consistent with the safe and sound operation of those institutions. Each financial institution's actual performance in meeting community credit needs is evaluated as part of the examination process, and also is considered in evaluating mergers, acquisitions and applications to open a branch or facility.

Other Safety and Soundness Regulations

Prompt Corrective Action. The federal banking agencies have broad powers under current federal law to take prompt corrective action to resolve problems of insured depository institutions. The extent of these powers depends upon whether the institutions in question are "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" or "critically undercapitalized."

A bank that is "undercapitalized" becomes subject to provisions of the Federal Deposit Insurance Act ("FDIA") restricting payment of capital distributions and management fees; requiring the OCC to monitor the condition of the bank; requiring submission by the bank of a capital restoration plan; restricting the growth of the bank's assets and requiring prior approval of certain expansion proposals. A bank that is "significantly undercapitalized" is also subject to restrictions on compensation paid to senior management of the bank, and a bank that is "critically undercapitalized" is further subject to restrictions on the activities of the bank and restrictions on payments of subordinated debt of the bank. The purpose of these provisions is to require banks with less than adequate capital to act quickly to restore their capital and to have the OCC move promptly to take over banks that are unwilling or unable to take such steps.

Brokered Deposits. Under current FDIC regulations, "well capitalized" banks may accept brokered deposits without restriction, "adequately capitalized" banks may accept brokered deposits with a waiver from the FDIC (subject to certain restrictions on payments of rates), while "undercapitalized" banks may not accept brokered deposits. The regulations provide that the definitions of "well capitalized", "adequately capitalized" and "undercapitalized" are the same as the definitions adopted by the agencies to implement the prompt corrective action provisions described in the previous paragraph.

Interstate Banking

Under the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 ("Riegel-Neal"), CBI and any other adequately capitalized bank holding company located in South Carolina can acquire a bank located in any other state, and a bank holding company located outside South Carolina can acquire any South Carolina-based bank, in either case subject to certain deposit percentage and other restrictions. Riegle-Neal also provides that, in any state that has not previously elected to prohibit out-of-state banks from operating interstate branches within its territory, adequately capitalized and managed bank holding companies can consolidate their multistate bank operations into a single bank subsidiary and branch interstate through acquisitions. De novo branching by an out-of-state bank is permitted only if it is expressly permitted by the laws of the host state. The authority of a bank to establish and operate branches within a state will continue to be subject to applicable state branching laws. South Carolina law was amended, effective July 1, 1996, to permit such interstate branching but not de novo branching by an out-of-state bank.

The Riegel-Neal Act, together with legislation adopted in South Carolina, resulted in a number of South Carolina banks being acquired by large out-of-state bank holding companies. Size gives the larger banks certain advantages in competing for business from larger customers. These advantages include higher lending limits and the ability to offer services in other areas of South Carolina and the region. As a result, the Banks do not generally attempt to compete for the banking relationships of large corporations, but concentrate their efforts on small to medium-sized businesses and on individuals. CBI believes its Banks have competed effectively in this market segment by offering quality, personal service.

Legislative Proposals

Other proposed legislation which could significantly affect the business of banking has been introduced or may be introduced in Congress from time to time. CBI cannot predict the future course of such legislative proposals or their impact on CBI should they be adopted.

Gramm-Leach-Bliley Act

On November 12, 1999, the President signed the Gramm-Leach-Bliley Act, which makes it easier for affiliations between banks, securities firms and insurance companies to take place. The Act removes Depression-era barriers that had separated banks and securities firms, and seeks to protect the privacy of consumers' financial information. Most of the provisions of the Act require the applicable regulators to adopt regulations in order to implement these provisions, and a significant number of regulations have already been adopted.

Under provisions of the new legislation, which were effective March 11, 2000, banks, securities firms and insurance companies are able to structure new affiliations through a holding company structure or through a financial subsidiary. The legislation creates a new type of bank holding company called a "financial holding company" which has powers much more extensive than those of standard holding companies. These expanded powers include authority to engage in "financial activities," which are activities that are (1) financial in nature; (2) incidental to activities that are financial in nature; or (3) complementary to a financial activity and that do not impose a safety and soundness risk. Significantly, the permitted financial activities for financial holding companies include authority to engage in merchant banking and insurance activities, including insurance portfolio investing. A bank holding company can qualify as a financial holding company and expand the services it offers only if all of its subsidiary depository institutions are well-managed, well-capitalized and have received a rating of "satisfactory" on their last Community Reinvestment Act examination.

The legislation also creates another new type of entity called a "financial subsidiary." A financial subsidiary may be used by a national bank or a group of national banks to engage in many of the same activities permitted for a financial holding company, though several of these activities, including real estate development or investment, insurance or annuity underwriting, insurance portfolio investing and merchant banking, are reserved for financial holding companies. A bank's investment in a financial subsidiary affects the way in which the bank calculates its regulatory capital, and the assets and liabilities of financial subsidiaries may not be consolidated with those of the bank. The bank must also be certain that its risk management procedures are adequate to protect it from financial and operational risks created both by itself and by any financial subsidiary. Further, the bank must establish policies to maintain the separate corporate identities of the bank and its financial subsidiary and to prevent each from becoming liable for the obligations of the other.

The Act also establishes the concept of "functional supervision," meaning that similar activities should be regulated by the same regulator. Accordingly, the Act spells out the regulatory authority of the bank regulatory agencies, the Securities and Exchange Commission and state insurance regulators so that each type of activity is supervised by a regulator with corresponding expertise. The Federal Reserve Board is intended to be an umbrella supervisor with the authority to require a bank holding company or financial holding company or any subsidiary of either to file reports as to its financial condition, risk management systems, transactions with depository institution subsidiaries and affiliates, and compliance with any federal law that it has authority to enforce.

Although the Act reaffirms that states are the regulators for insurance activities of all persons, including federally-chartered banks, the Act prohibits states from preventing depository institutions and their affiliates from conducting insurance activities.

The Act also establishes a minimum federal standard of privacy to protect the confidentiality of a consumer's personal financial information and gives the consumer the power to choose how personal financial information may be used by financial institutions.

CBI anticipates that the Act and the regulations adopted pursuant to the Act will be likely to create new opportunities for it to offer expanded services to customers in the future, though CBI has not yet determined what the nature of the expanded services might be or when CBI might find it feasible to offer them. CBI further expects that the Act will increase competition from larger financial institutions that are currently more capable than CBI of taking advantage of the opportunity to provide a broader range of services. However, CBI continues to believe that its commitment to providing high quality, personalized service to customers will permit it to remain competitive in its market area.

Fiscal and Monetary Policy

Banking is a business which depends to a large extent on interest rate differentials. In general, the difference between the interest paid by a bank on its deposits and its other borrowings, and the interest received by a bank on its loans and securities holdings, constitutes the major portion of a bank's earnings. Thus, the earnings and growth of CBI are subject to the influence of economic conditions generally, both domestic and foreign, and also to the monetary and fiscal policies of the United States and its agencies, particularly the Federal Reserve. The Federal Reserve regulates the supply of money through various means, including open-market dealings in United States government securities, the discount rate at which banks may borrow from the Federal Reserve, and the reserve requirements on deposits. The nature and timing of any changes in such policies and their impact on CBI cannot be predicted.

Employees

At December 31, 2002 the Corporation employed 175 full time equivalent employees. Management believes that its employee relations are excellent.

Item 2. Description of Property

The Orangeburg bank owns land located at 1820 Columbia Road NE, in Orangeburg, South Carolina, where the Orangeburg bank maintains its main office. The Bank operates from a one-story building of approximately 7,000 square feet. The Orangeburg bank also owns a building, which was previously a branch of the bank, at the corner of Broughton and Glover Streets in Orangeburg. The Orangeburg bank currently rents this facility to the Corporation for office space. In June 1999 the Bank moved into a new branch facility located adjacent to the old building. This new branch office is approximately 6,500 square feet. The Corporation's Sumter bank has fee simple title to land and a one-story 6,500 square foot building located at 683 Bultman Drive, in Sumter, South Carolina, where the Sumter bank maintains its main office.

The Sumter bank opened a branch bank on West Liberty Street in Sumter in February 2002. The branch is a one-story building of approximately 3,600 square feet. The land, approximately one acre, is being leased under a noncancellable operating lease for an initial term of twenty years. The details of the lease are discussed in Note 6 to the financial statements contained elsewhere in this report.

The Florence bank is leasing approximately 1.7 acres of land located at 2009 Hoffmeyer Road in Florence, South Carolina. This land is the site of the main office for the Florence bank. The details of the lease are discussed in Note 6 to the financial statements contained elsewhere in this report. The Corporation has constructed a one-story building for the Florence bank of approximately 7,500 share feet on the leased site.

The Ridgeway bank's main office is located in a two story building on a quarter acre site owned by the Bank at 100 S. Palmer St. in Ridgeway. The bank also owns a 1,590 square foot one story branch office on a .9 acre site at 115 McNulty St. in Blythewood, SC. The bank also owns a 1,900 square foot one story branch office on a one acre site at 610 West Moultrie St. in Winnsboro, SC.

The mortgage company operates from leased offices located at 508 Hampton St., Suite 201, Columbia, SC, 304 W. Westmark, Sumter, SC, and 2406 N. Main St., Anderson, SC.

See Note 6 to the Corporation's audited financial statements included in this report for further information about the lease terms.

Item 3. Legal Proceedings

The Company, the Banks and the Mortgage company are from time to time subject to legal proceedings in the ordinary course of their business. No proceedings were pending at December 31, 2002, that management believes are likely to have a material adverse effect on the Company or its subsidiaries.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted for a vote of the security holders during the fourth quarter of 2002.

PART II

Item 5. Market for the Registrant's Common Stock and Related Security Holder Matters

The Corporation's shares of Common Stock are traded on the American Stock Exchange (the AMEX) under the ticker symbol SCB.

The following table summarizes the range of high and low prices for the Corporation's Common Stock as reported on the American Stock Exchange for each quarterly period over the last two years.

Quarter ended	High	Low
Mar. 31, 2001	$11.25	$10.20
June 30, 2001	$11.49	$10.65
Sept. 30, 2001	$12.60	$10.30
Dec. 31, 2001	$13.20	$11.00
Mar. 31, 2002	$14.75	$12.75
June 30, 2002	$17.75	$14.35
Sept. 30, 2002	$17.50	$15.00
Dec. 31, 2002	$16.75	$14.60

During 2002 the Corporation had a stock sales volume of 268,400 shares compared to 133,900 shares the prior year.

There were 2,087 holders of record of the Corporation's Common Stock (no par value) as of December 31, 2002 compared to 1,891 the prior year.

During 2002, The Corporation authorized and paid quarterly cash dividends totaling 32 cents per share. The total cost of these dividends was $1,218,000 or 22.6% of after tax profits. During 2001, the Corporation authorized and paid quarterly cash dividends totaling 28 cents per share. The total cost of these dividends was $904,000 or 23% of after tax profits. The dividend policy of the Corporation is subject to the discretion of the Board of Directors and depends upon a number of factors, including earnings, financial condition, cash needs and general business conditions, as well as applicable regulatory considerations. Subject to ongoing review of these circumstances, the Board expects to maintain a reasonable, safe, and sound dividend payment policy.

The current source of dividends to be paid by the Corporation is the dividends received from its banking subsidiaries. Accordingly, the laws and regulations that govern the payment of dividends by national banking associations and state chartered banks may restrict the Corporation's ability to pay dividends. National banks may pay dividends only out of present and past earnings and state banks may only pay out of current earnings without regulatory approval. Both are subject to numerous limitations designed to ensure that the Banks have adequate capital to operate safely and soundly (See Item 1. Description of Business – Supervision and Regulation – Payment of Dividends). At December 31, 2002 the Banks could pay up to $8,070,000 in dividends without special approval of their regulators.

The information required by Item 201(d) of Regulation S-K is set forth in Item 12 of this Form 10-K.

Item 6. Selected Financial Data

The following is a summary of the consolidated financial position and results of operations of the Corporation for the years ended December 31, 1998 through December 31, 2002.

Community Bankshares, Inc. and Subsidiaries
($ in thousands, except per share data)

	Years Ended December 31,					Five-Year Compound Growth Rate
	2002(1)	2001(2)	2000	1999	1998(3)	
INCOME STATEMENT DATA						
Net interest income	$13,867	$10,940	$10,228	$8,430	$6,766	20.6%
Provision for loan losses	1,033	650	688	612	484	23.6%
Noninterest income	7,952	3,584	1,966	1,479	1,055	59.6%
Noninterest expense	12,465	7,810	6,552	6,066	5,107	25.5%
Net income	5,401	3,908	3,147	2,182	1,567	34.7%
PER COMMON SHARE						
Net income - basic	$1.42	$1.21	$0.99	$0.68	$0.52	26.4%
Net income - diluted	1.38	1.20	0.98	0.68	0.51	26.3%
Cash dividends	0.32	0.28	0.22	0.19	0.15	18.0%
Book value	10.16	8.35	7.24	6.35	6.15	16.6%
BALANCE SHEET DATA (YEAR END)						
Total assets	$437,320	$318,617	$273,323	$228,030	$182,281	26.6%
Loans, net of unearned income	327,575	237,340	192,996	155,422	117,058	29.1%
Deposits	337,062	255,433	218,811	184,364	147,630	23.5%
Shareholders' equity	43,717	27,547	23,139	20,245	19,659	27.4%(4)
FINANCIAL RATIOS						
Return on average assets	1.43%	1.36%	1.26%	1.06%	0.99%	
Return on average equity	15.10%	15.58%	14.67%	11.12%	8.91%	
Net interest margin	3.92%	4.00%	4.34%	4.37%	4.60%	
OPERATIONS DATA						
Banks' branch offices	8	4	4	4	4	
Mortgage loan offices	3	3	-	-	-	
Employees (full-time equivalent)	175	126	84	85	75	

(1) July, 2002 - Ridgeway Bancshares, Inc. acquired

(2) November, 2001 - Community Resource Mortgage, Inc. acquired

(3) July 1998- Florence National Bank opened

(4) Includes growth from sales of stock

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation

INTRODUCTION

The discussion and data presented below analyze major factors and trends regarding the financial condition and results of operations of Community Bankshares Inc. and its subsidiaries for the three year period ended December 31, 2002.

Forward Looking Statements

Statements included in Management's Discussion and Analysis of Financial Condition and Results of Operations which are not historical in nature are intended to be, and are hereby identified as 'forward looking statements' for purposes of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended. The words "estimate," "project," "intend,", "expect," "believe," "anticipate," "plan," and similar expressions identify forward-looking statements. The Corporation cautions readers that forward looking statements, including without limitation, those relating to the Corporation's future business prospects, ability to successfully integrate recent acquisitions, revenues, adequacy of the allowance for loan losses, working capital, liquidity, capital needs, interest costs, and income, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward looking statements, due to several important factors herein identified, among others, and other risks and factors identified from time to time in the Corporation's reports filed with the Securities and Exchange Commission.

Critical Accounting Policies

The Corporation has adopted various accounting policies, which govern the application of accounting principles generally accepted in the United States of America in the preparation of the Corporation's financial statements. The significant accounting policies of the Corporation are described in detail in the notes to the consolidated financial statements.

Certain accounting policies involve significant judgments and estimates by management, which have a material impact on the carrying value of certain assets and liabilities. Management considers such accounting policies to be critical accounting policies. The judgments and estimates used by management are based on historical experience and other factors, which are believed to be reasonable under the circumstances. Because of the nature of the judgments and assumptions made by management, actual results could differ from these judgments and estimates, which could have a material impact on the carrying values of assets and liabilities and the results of operations of the Corporation.

The Corporation is a holding company for community banks and as a financial institution believes the allowance for loan losses is a critical accounting policy that requires the most significant judgments and estimates used in preparation of its consolidated financial statements. Refer to the sections "*Allowance for Loan Losses*" and "*Provision for Loan Losses*" for a detailed description of the Corporation's estimation process and methodology related to the allowance for loan losses.

Business of the Corporation

Community Bankshares Inc. is a bank holding company. CBI owns four banking subsidiaries: Orangeburg National Bank, Sumter National Bank, Florence National Bank; and the Bank of Ridgeway (acquired in July 2002) and a mortgage company subsidiary, Community Resource Mortgage, Inc. ("CRM"), which was acquired in November 2001. CBI provides item and data processing and other technical services for its subsidiaries. The consolidated financial report for 2002 represents the operations of the holding company and its banks and its mortgage company. Parent-only financial statements are presented in the notes to the consolidated financial statements.

Orangeburg National Bank is a national banking association and commenced operations in November 1987. It operates two offices in Orangeburg, South Carolina. Sumter National Bank is a national banking association and commenced operations in June 1996. It operates two offices in Sumter, South Carolina. Florence National Bank is a national banking association and commenced operations in July 1998. It operates one office in Florence, South Carolina. The Bank of Ridgeway is a state chartered bank and operates from three offices, located in Ridgeway, Winnsboro and Blythewood, SC. The banks provide a variety of commercial banking services in their respective communities. Their primary customer markets are consumers and small to medium size businesses.

Community Resource Mortgage is a South Carolina corporation which commenced business in 1996, and was acquired by the Corporation in 2001. It is a mortgage company that provides a variety of one to four family residential mortgage products from offices in Columbia, Sumter and Anderson, South Carolina.

Stock Dividend

On January 31, 2000 the Corporation effected a five-percent stock dividend. All references to per share information contained in this discussion have been adjusted accordingly.

DISTRIBUTION OF ASSETS AND LIABILITIES

The following table presents the average balance sheets, the average yield and the interest earned on earning assets, and the average rate and the interest paid on interest bearing liabilities for the years ended December 31, 2002, 2001, and 2000.

Years ended December 31,	2002			2001			2000		
(Dollar amounts in thousands)	Average Balance	Interest Income/ Exp. (1)	Yields/ Rates (1)	Average Balance	Interest Income/ Exp. (1)	Yields/ Rates (1)	Average Balance	Interest Income/ Exp. (1)	Yields/ Rates (1)
Assets									
Interest bearing deposits	$1,229	$36	2.93%	$4,044	$161	3.98%	$1,024	$64	6.25%
Investment securities - taxable	43,980	1,970	4.48%	37,751	2,167	5.74%	47,377	3,025	6.38%
Investment securities—tax exempt	4,888	217	6.73%	766	29	5.74%	807	32	6.01%
Federal funds sold	21,364	347	1.62%	19,095	734	3.84%	6,670	430	6.45%
Loans receivable(2)	281,907	19,416	6.89%	211,901	18,110	8.55%	179,654	16,652	9.27%
Total interest earning assets	353,368	21,986	6.22%	273,557	21,201	7.75%	235,532	20,203	8.58%
Cash and due from banks	14,222			9,305			8,582		
Allowance for loan losses	(3,201)			(2,655)			(2,186)		
Premises and equipment	6,011			4,614			4,564		
Goodwill	4,360			149			-		
Other assets	3,350			3,036			3,232		
Total assets	$378,110			$288,006			$249,724		
Liabilities and Shareholders' Equity									
Interest bearing deposits									
Savings	$55,790	$905	1.62%	$38,194	$1,117	2.92%	$33,445	$1,358	4.06%
Interest bearing transaction accounts	41,101	285	0.69%	26,917	264	0.98%	21,039	329	1.56%
Time deposits	162,512	5,328	3.28%	136,938	7,494	5.47%	119,949	6,905	5.76%
Total interest bearing deposits	259,403	6,518	2.51%	202,049	8,875	4.39%	174,433	8,592	4.93%
Short term borrowing	8,419	122	1.45%	7,533	237	3.15%	4,501	218	4.84%
Warehouse lines of credit	10,293	356	3.46%	-	-		-	-	
FHLB advances	20,254	1,123	5.54%	19,899	1,149	5.77%	19,385	1,165	6.01%
Total interest bearing liabilities	298,369	8,119	2.72%	229,481	10,261	4.47%	198,319	9,975	5.03%
Noninterest bearing demand deposits	41,198			31,643			28,531		
Other liabilities	2,783			1,799			1,421		
Shareholders' equity	35,760			25,083			21,453		
Total liabilities and shareholders' equity	$378,110			$288,006			$249,724		
Interest rate spread(3)			3.50%			3.28%			3.55%
Net interest income and net yield on earning assets(4)		$13,867	3.92%		$10,940	4.00%		$10,228	4.34%

1.Computed on a fully taxable equivalent basis using a federal tax rate of 34%.
2.Nonaccruing loans are included in the average loan balances and income from such loans is recognized on a cash basis. Loans fees included in the computations are immaterial.
3.Total interest earning assets yield less total interest bearing liabilities rate.
4.Net yield equals net interest income divided by total interest earning assets.

Earnings Performance, 2002 compared to 2001

The recently completed fiscal year 2002 was influenced by three major factors: interest rates held stable for most of the year at historically low levels, the Corporation had twelve months of operations for Community Resource Mortgage Inc., and the Corporation acquired the Bank of Ridgeway in July. Low interest rates have put pressure on the Banks' net interest margin, which declined eight basis points from 2001 to 2002, but the low rates were also responsible for the unprecedented volume of mortgage loan originations and refinances done by CRM. Twelve months of operation for the mortgage company had a significant impact on the Corporation's noninterest income and expense. Six months of operation for the Bank of Ridgeway had a significant impact on the Corporation's balance sheet and income statement. The substantial dollar and percentage changes that are discussed throughout this document are due in large measure to these business combination related changes in the Corporation's structure.

The Corporation's net income was $5,401,000 or $1.42 per share in 2002. This compares to $3,908,000 or $1.21 per share in 2001, an increase of $1,493,000 or 38.2%.

This increase in earnings resulted from improved profit at Orangeburg National Bank, Sumter National Bank, Florence National Bank, plus a full year of operation for Community Resource Mortgage and the mid-year acquisition of the Bank of Ridgeway. Earnings at the Orangeburg bank increased to $2,803,000 in 2002 from $2,506,000 in 2001, an increase of 11.9% or $297,000. Earnings at the Sumter bank increased to $1,294,000 in 2002 from $1,184,000 in 2001, an increase of 9.3% or $110,000. The Sumter bank opened a new banking office in Sumter in February and the costs associated with its opening restrained the bank's earnings somewhat. Earnings at the Florence bank increased to $413,000 in 2002 from $154,000 in 2001, an increase of 168% or $259,000. At year end the Florence bank had recovered all of its initial operating losses and it began 2003 with positive retained earnings.

Earnings at Community Resource Mortgage, acquired November 1, 2001, were $447,000 for the twelve-month period ended December 31, 2002. Earnings were $172,000 for the two-month period ended December 31, 2001. This added $275,000 more to the Corporation's profit for 2002. CRM has benefited from historically low interest rates, which have increased demand for home mortgages and mortgage refinancing. Earnings at CRM are expected to be more volatile than earnings at the banks.

Earnings at the Bank of Ridgeway, acquired July 1, 2002, were $605,000 for the six-month period ended December 31, 2002. The bank earned $410,000 for the six-month period ended June 30, 2002 for a total of $1,015,000 for 2002. This compares to $1,087,000 for 2001, a decline of $72,000 or 6.6%. The decline in earnings was mostly attributable to expenses related to the pending merger with Community Bankshares Inc. Only earnings for the second half of 2002 were included in the consolidated financial statements of the Corporation.

Interest Income and Interest Expense, 2002 compared to 2001

The Corporation's interest income and interest expense were substantially influenced by the extraordinary and historically low interest rate environment during 2001 and 2002. The prime lending rate started the two year period at 9%, fell rapidly during 2001, and ended 2002 at 4.25%.

The Corporation's interest income increased slightly in 2002 from 2001. In 2002 the Corporation earned $21,986,000 in total interest income, up from the prior year's $21,201,000. This represented a $785,000 or a 3.7% increase. This growth was the result of increased volume of earning assets, which more than offset the reduction in yields.

Interest bearing deposits in other banks contributed $36,000 to interest income in 2002, down from $161,000 the prior year, a decrease of $125,000 or 77.6%. In 2002 the Corporation had an average of $1,229,000 in interest bearing deposits, down from the prior year's $4,044,000, a decrease of $2,815,000 or 69.6%. The average yield on these deposits during 2002 was 2.93%, down from the prior year's 3.98%. Most of the decrease in this category was associated with a change in the collateral requirements for FHLB advances at one of our banks.

Taxable investments contributed $1,970,000 to interest income in 2002, down from $2,167,000 the prior year, a decrease of $197,000 or 9.1%. The investment portfolio averaged $43,980,000 in 2002, up from the prior year's $37,751,000, an increase of $6,229,000 or 16.5%. The Corporation's investment portfolio consists mostly of short-term U. S. government and agency debt issues. The average yield on investments during 2002 was 4.48%, down from 5.74% in 2001.

The Corporation's tax-exempt securities portfolio earned $217,000 during 2002, up from $29,000 the prior year, an increase of $188,000 or 648%. The portfolio averaged $4,888,000 in 2002, up from $766,000 in 2001, an increase of $4,122,000 or 538%. Virtually all of the increase in this area is due to the acquisition of the Ridgeway bank in July 2002. The average yield was 6.73%, compared to 5.74% the prior year, on a taxable equivalent basis.

Federal funds sold represent temporary surplus funds that one bank lends to another and they are a source of day to day operating liquidity. Federal funds sold contributed $347,000 to interest income in 2002, down from $734,000 in the prior year, a decrease of $387,000 or 52.7%. The Corporation had an average of $21,364,000 in federal funds during 2002, up from the prior year's $19,095,000, an increase of $2,269,000 or 11.9%. The average yield on federal funds during 2002 was 1.62%, down from 3.84% in 2001. The decline in market interest rates caused numerous investments to be called prior to maturity, which generated unusually high amounts of cash that the Corporation placed in federal funds.

The Corporation's major source of interest income is the loan portfolio, which contributed $19,416,000 to interest income in 2002, up from $18,110,000 in the prior year, an increase of $1,306,000 or 7.2%. The average loan portfolio for 2002 was $281,907,000 compared to the prior year's $211,901,000, an increase of $70,006,000 or 33%. The average yield on loans during 2002 was 6.89%, down from 8.55% in 2001.

The Corporation had average earning assets in 2002 of $353,368,000, which earned an average yield of 6.22%. The Corporation had average earning assets in 2001 of $273,557,000, which earned an average yield of 7.75%. Average earning assets increased $79,811,000 or 29.2%, while the average yield on these assets decreased by 153 basis points or 19.7%.

Savings accounts consist of savings and money market accounts. Total savings accounts averaged $55,790,000 in 2002, up from $38,194,000 in the prior year, an increase of $17,596,000 or 46.1%. The average cost of these funds decreased to 1.62% in 2002 from 2.92% in the prior year.

Interest bearing transaction accounts are the primary checking accounts that the Banks offer customers. This overall category averaged $41,101,000 in 2002, up from $26,917,000 in 2001, an increase of $14,184,000 or 52.7%. The average cost of these funds was .69% in 2002 compared to .98% in the prior year.

Time deposits are the largest category of deposits, averaging $162,512,000 in 2002, up from $136,938,000 in the prior year, an increase of $25,574,000 or 18.7%. The average cost of time deposits decreased to 3.28% from 5.47%.

Short-term borrowing includes federal funds purchased and securities sold under agreements to repurchase. The repurchase agreements are entered into with a number of larger commercial customers. These accounts are not deposits; they are considered other obligations of the Banks. Balances in these accounts are subject to wide fluctuation and they constitute a relatively small portion of the balance sheet. The average balance for 2002 was $8,419,000, up from $7,533,000 in the prior year, an increase of $886,000 or 11.8%. The average cost of these funds decreased to 1.45% from 3.15%.

The Corporation's mortgage subsidiary, CRM, maintains warehouse lines of credit with non-affiliated institutions to fund its mortgage loan production. The average balance for 2002 for these lines was $10,293,000 at an average cost of 3.46%. The average amounts outstanding for the prior year were immaterial.

The Banks, with the exception of the Bank of Ridgeway, are members of and have the ability to borrow from the Federal Home Loan Bank of Atlanta (FHLB). The Banks had an average $20,254,000 outstanding borrowing balance during 2002 at an average cost of 5.54%. The Banks had an average $19,899,000 outstanding during 2001 at an average cost of 5.77%. Borrowings increased by $355,000 or 1.8%. These borrowings are mostly for longer terms than other interest bearing liabilities. These loans are secured by a blanket lien on the Banks' one-to-four family residential mortgage loan portfolios and the stock the Banks hold in the FHLB..

The Corporation had average total interest bearing liabilities in 2002 of $298,369,000 costing an average of 2.72% compared with interest bearing liabilities in 2001 of $229,481,000 costing an average of 4.47%. Average interest bearing liabilities increased $68,888,000 or 30%, while the average cost of these liabilities decreased by 175 basis points or 39.1%.

Earnings Performance, 2001 compared to 2000

The Corporation's net income was $3,908,000 or $1.21 per share in 2001. This compares to $3,147,000 or $.99 per share in 2000, an increase of $761,000, or 24.2%.

This increase in earnings resulted from improved profit at all three banks. Earnings at the Sumter bank increased to $1,184,000 in 2001 from $908,000 in 2000, an increase of 30.4% or $276,000. Earnings at the Orangeburg bank increased to $2,507,000 in 2001 from $2,243,000 in 2000, an increase of 11.8% or $264,000. Earnings at the Florence bank increased to $154,000 in 2001 from $78,000 in 2000, an increase of 97.4% or $76,000.

On November 1, 2001 the Corporation acquired Community Resource Mortgage in a purchase transaction. Resource earned $172,000 for the two month period ended December 31, 2001.

Interest Income and Interest Expense, 2001 compared to 2000

The Corporation's interest income and interest expense were substantially influenced by the extraordinary interest rate environment during 2001. When the year began, the prime lending rate was at 9.5%, and by year end the rate had fallen to 4.75%, a fifty percent decline in market rates within twelve months.

The Corporation's interest income increased slightly in 2001 from 2000. In 2001 the Corporation earned $21,201,000 in total interest income, up from the prior year's $20,203,000. This represented a $998,000 or a 4.9% increase. This growth was the result of increased volume of earning assets at the banks, which more than offset the reduction in rates.

Interest bearing deposits in other banks contributed $161,000 to interest income in 2001, up from $64,000 the prior year, an increase of $97,000 or 152%. In 2001 the Corporation had an average of $4,044,000 in interest bearing deposits, up from the prior year's $1,024,000, an increase of $3,020,000 or 295%. The average yield on these deposits during 2001 was 3.98%, down from the prior year's 6.25%. The decline in market interest rates caused a large number of investments to be called prior to maturity, generating extra cash which was placed in interest bearing deposits and federal funds sold.

Taxable investments contributed $2,167,000 to interest income in 2001, down from $3,025,000 the prior year, a decrease of $858,000 or 28.4%. The investment portfolio averaged $37,751,000 in 2001, down from the prior year's $47,377,000, a decrease of $9,626,000 or 20.3% primarily resulting from higher yielding investments being called prior to maturity. The Corporation's investment portfolio consists primarily of short-term U. S. government and agency debt issues. The average yield on investments during 2001 was 5.74%, down from 6.38% in 2000.

The Corporation's tax-exempt securities portfolio earned $29,000 during 2001, down from $32,000 the prior year, a decrease of $3,000 or 9.4%. The portfolio averaged $766,000 in 2001, down from $807,000 in 2000, a decrease of $41,000 or 5.1%. The average yield was 5.74%, compared to 6.01% the prior year, on a fully taxable equivalent basis.

Federal funds sold contributed $734,000 to interest income in 2001, up from $430,000 in the prior year, an increase of $304,000 or 70.7%. The Corporation had an average of $19,095,000 in federal funds during 2001, up from the prior year's $6,670,000, an increase of $12,425,000 or 186%. The average yield on federal funds during 2001 was 3.84%, down from 6.45% in 2000. As noted above, the decline in market interest rates caused numerous investments to be called prior to maturity, which generated unusually high amounts of cash that the Company placed in interest bearing deposits and federal funds.

The loan portfolio contributed $18,110,000 to interest income in 2001, up from $16,652,000 in the prior year, an increase of $1,458,000 or 8.8%. The average loan portfolio for 2001 was $211,901,000 compared to the prior year's $179,654,000, an increase of $32,247,000 or 17.95%. The average yield on loans during 2001 was 8.55%, down from 9.27% in 2000.

The Corporation had average earning assets in 2001 of $273,557,000, which earned an average yield of 7.75%. The Corporation had average earning assets in 2000 of $235,532,000, which earned an average yield of 8.58%. Average earning assets increased $38,025,000 or 16.1%, while the average yield on these assets decreased by 83 basis points or 9.7%.

Total savings accounts averaged $38,194,000 in 2001, up from $33,445,000 in the prior year, an increase of $4,749,000 or 14.2%. The average cost of these funds decreased to 2.92% in 2001 from 4.06% in the prior year.

Interest bearing transaction accounts averaged $26,917,000 in 2001, up from $21,039,000 in 2000, an increase of $5,878,000 or 27.9%. The average cost of these funds was .98% in 2001 compared to 1.56% in the prior year.

Time deposits averaged $136,938,000 in 2001, up from $119,949,000 in the prior year, an increase of $16,989,000 or 14.2%. The average cost of time deposits decreased to 5.47% from 5.76%.

The average balance of short-term borrowing for 2001 was $7,533,000, up from $4,501,000 in the prior year, an increase of $3,032,000 or 67.4%. The average cost of these funds decreased to 3.15% from 4.84%.

The Banks had an average $19,899,000 outstanding borrowing balance during 2001 at an average cost of 5.77%. The Banks had an average $19,385,000 outstanding during 2000 at an average cost of 6.01%. Borrowings increased by $514,000 or 2.7%.

The Corporation had average total interest bearing liabilities in 2001 of $229,481,000 costing an average of 4.47% compared with interest bearing liabilities in 2000 of $198,319,000 costing an average of 5.03%. Average interest bearing liabilities increased $31,162,000 or 15.7%, while the average cost of these liabilities decreased by 56 basis points or 11.1%.

Volume and Rate Variance Analysis

The table "Volume and Rate Variance Analysis" provides a summary of changes in net interest income resulting from changes in volume and changes in rate. (The changes in volume are the difference between the current and prior year's balances times the prior year's rate. The changes in rate are the difference between the current and prior year's rate times the prior year's balance.)

As reflected in the table, the increase in 2002 net interest income of $2,927,000 is mostly due to changes in volume. The increased volume in the loan portfolio was the strongest factor driving the $785,000 increase in interest income. The decreased cost of time deposits was the strongest factor driving the $2,142,000 decrease in interest expense.

As reflected in the table, the increase in 2001 net interest income of $712,000 is also mostly due to changes in volume. The increased volume in the loan portfolio was the strongest factor driving the $998,000 increase in interest income. The increased cost of time deposits was the strongest factor driving the $286,000 increase in interest expense.

As discussed above, the prime interest rate has changed dramatically over the last two years. In January 2001 the Federal Reserve began a series of rate cuts that brought the prime rate down from 9% to 4.25% by December 2002. Management expects interest rates to be fairly stable in the near term. Therefore, as in 2002, any improvements in net interest income during 2003 are more likely to be the result of changes in volume and the mix of earning assets and interest bearing liabilities than changes in rates.

Volume and Rate Variance Analysis

	2002 compared to 2001			2001 compared to 2000		
	Volume	Rate	Total	Volume	Rate	Total
Interest earning assets			(Dollar amounts in thousands)			
Interest bearing deposits	$(90)	$(35)	$(125)	$127	$(30)	$97
Investment securities taxable	299	(496)	(197)	(574)	(284)	(858)
Investment securities--tax exempt	182	6	188	(2)	(1)	(3)
Federal funds sold	78	(465)	(387)	536	(232)	304
Loans receivable	5,252	(3,946)	1,306	2,827	(1,369)	1,458
Total interest income	5,721	(4,936)	785	2,914	(1,916)	998
Interest bearing liabilities						
Savings	391	(603)	(212)	175	(416)	(241)
Interest bearing transaction accounts	111	(90)	21	77	(142)	(65)
Time deposits	1,213	(3,379)	(2,166)	942	(353)	589
Total interest bearing deposits	1,715	(4,072)	(2,357)	1,194	(911)	283
Short term borrowing	25	(140)	(115)	113	(94)	19
Warehouse lines of credit	356	-	356	-	-	-
FHLB advances	21	(47)	(26)	31	(47)	(16)
Total interest expense	2,117	(4,259)	(2,142)	1,338	(1,052)	286
Net interest income	$3,604	$(677)	$2,927	$1,576	$(864)	$712

The change in interest due to both volume and yield/rate has been allocated to change due to volume and change due to yield/rate in proportion to the absolute value of the change in each.

PREMISES AND EQUIPMENT

Premises and equipment were $6,376,000 at December 31, 2002 compared to $5,177,000 the prior year, an increase of $1,199,000 or 23.2%. Most of the increase was due to the acquisitions of the Ridgeway bank in July. Premises and equipment are discussed further in Note 6 to the consolidated financial statements.

INVESTMENT PORTFOLIO

The Corporation's investment portfolio consists primarily of short-term U. S. government and agency debt issues. The acquisition of the Ridgeway bank has significantly increased the Corporation's tax exempt portfolio. Investment securities averaged $48.9 million in 2002, $38.5 million in 2001, and $48.2 million in 2000. Note 4 to the consolidated financial statements provides further information on the investment portfolio.

The table below gives the amortized cost and fair value of the Corporation's investment portfolio for the past three years.

	2002		2001		2000	
	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value
	(Dollar amounts in thousands)					
Securities held-to-maturity						
U.S. government and agencies	$-	$-	$500	$500	$12,371	$12,217
State and local government	-	-	-	-	-	-
Total held-to-maturity	$-	$-	$500	$500	$12,371	$12,217
Securities available-for sale						
U.S. government and agencies	$41,213	$41,531	$40,437	$40,415	$38,599	$38,403
State and local government	9,114	9,625	801	811	813	810
Other securities	1,910	1,910	1,981	1,981	1,982	1,982
Total available for sale	$52,237	$53,066	$43,219	$43,207	$41,394	$41,195

Information on the maturity distribution of the investment portfolio is presented in Note 4 to the consolidated financial statements. Other securities consists of non-marketable equity investments in Federal Reserve stock, FHLB stock and Bankers Bank stock. Further information is detailed in Note 4.

At December 31, 2002 the Corporation's available for sale portfolio showed a net of taxes other comprehensive gain in the equity section of the balance sheet of $98,000 compared to a loss of $7,000 the prior year. The change in the valuation of the investment portfolio was directly related to the changes in market interest rates during the year.

LOAN PORTFOLIO

The average size of the loan portfolio was $281.9 million in 2002, $211.9 million in 2001 and $179.7 million in 2000.

At December 31, 2002 the net loan portfolio was $302.9 million, compared to $227.1 million the prior year, an increase of $75.8 million or 33.4%.

Management believes the loan portfolio is adequately diversified. There are no foreign loans and few agricultural loans.

The table, "Loan Portfolio Composition," in the following section, indicates the amounts of loans outstanding according to the type of loan at the dates indicated.

Loan Portfolio Composition

The following table shows the composition of the loan portfolio for the years ended December 31, 1998 through 2002.

Loan category	2002	2001	2000	1999	1998
	(Dollar amounts in thousands)				
Commercial, financial and agricultural	$78,210	$56,515	$52,264	$40,220	$29,943
Real estate – construction	23,345	19,557	15,389	9,156	5,738
Real estate - mortgage	168,499	127,002	98,154	84,680	62,789
Loans to individuals	36,430	26,831	29,270	23,033	19,325
Total loans – gross	$306,484	$229,905	$195,077	$157,089	$117,795

Commercial, financial, and agricultural loans, primarily representing loans made to small and medium size businesses, increased by $21.7 million or 38.4% during 2002. These loans may be made on either a secured or an unsecured basis. When taken, security usually consists of liens on inventories, receivables, equipment, and furniture and fixtures. Unsecured business loans are generally short-term with emphasis on repayment strengths and low debt-to-worth ratios.

Real estate loans consist of construction loans and loans secured by mortgages. Construction loans are also generally secured with mortgages. Because the Corporation's subsidiaries are community banks, real estate loans comprise the bulk of the loan portfolio. Construction loans increased $3.8 million or 19.4% in 2002. Mortgage loans increased $41.5 million or 32.7% in 2002. The increase in these categories is reflective of the low interest rate environment for 2002.

The Corporation's Banks generally do not compete with 15 and 30 year fixed rate secondary market mortgage interest rates, so they have elected to pursue the origination of mortgage loans that could be easily sold into the secondary mortgage market. Community Resource Mortgage also originates loans for sale in the secondary market. These loans are generally pre-qualified with the underwriters to avoid problems in the sale of the loans. In 2002, 2001 and 2000 the Corporation sold $176 million, $34.9 million and $5.9 million, respectively, in such loans. These loans are usually sold at par so no gain or loss is recognized at the time of sale. However, the origination and sale of these loans generates fee income. The Corporation also makes mortgage loans for its own loan portfolio. Such loans are usually for a shorter term than loans originated to sell and usually have a variable rather than a fixed interest rate.

Loans to individuals are generally for personal or household purposes, they may be secured or unsecured. These loans increased $9.6 million or 35.8% in 2002.

Interest income from the loan portfolio was $19.4 million in 2002 compared to $18.1 million in 2001, an increase of $1.3 million or 7.2%. The average yield on the portfolio was 6.89% in 2002 compared to 8.55% in 2001.

Maturity Distribution of Loans

The following table sets forth the maturity distribution of the Corporation's loans, by type, as of December 31, 2002 as well as the type of interest on loans due after one year.

Category	Within one year	After one year but within five years	Over five years	Total
	(Dollar amounts in thousands)			
Commercial	$41,918	$32,422	$3,870	$78,210
Real estate	50,623	100,435	40,786	191,844
Individuals	10,191	24,678	1,561	36,430
Total	$102,732	$157,535	$46,217	$306,484
Loans due after one year:				
Predetermined interest rate				$201,712
Floating interest rate.				2,040
Total				$203,752

Lending Risks

Because extending credit involves a certain degree of risk, management has established loan and credit policies designed to control both the types and amounts of risks assumed and to minimize losses. Such policies include limitations on loan-to-collateral values for various types of collateral, requirements for appraisals of real estate collateral, problem loan management practices and collection procedures, and nonaccrual and charge-off guidelines. The Corporation also conducts internal loan reviews to monitor on an ongoing basis the quality of its portfolio.

The Corporation has a geographic concentration of loans within its Banks' local service areas in South Carolina because its primary business is community banking.

Concentrations of credit also occur where a number of customers are engaged in similar business activities. A concentration is generally defined for this purpose as a concentration of loans exceeding 10% of total loans. The banks regularly review their business lending in an effort to detect, monitor and control such loan concentrations. At December 31, 2002 the Corporation had no such loan concentrations.

Nonaccrual and Past Due Loans

The nonaccrual, past due and impaired loans and other real estate owned are summarized in Note 5 to the consolidated financial statements. The Corporation had no restructured loans in the past five years.

	2002	2001	2000	1999	1998
		(Dollar amounts in thousands)			
Nonaccrual loans	$796	$281	$238	$90	$31
Accruing loans 90 days or more past due	1,740	17	93	6	187
Total	$2,536	$298	$331	$96	$218
Total as a % of outstanding loans	0.83%	0.13%	0.17%	0.06%	0.19%
Other Real Estate Owned	$219	$267	$-	$-	$266
Impaired Loans (included in non accrual)	$796	$281	$238	$90	$31

Most of the increase in the accruing loans greater than 90 days past due is due to one loan relationship of $1.3 million. This account involves principals who are having a legal dispute. Management believes that the bank's collateral position is sufficient that no loss is expected. Approximately half the increase in nonaccrual loans is related to the addition of the Ridgeway bank, these credits represent a number of smaller dollar amounts. Management does not expect any material loss in relation to these credits.

Gross income that would have been recorded for the years ended December 31, 2002 and 2001, if nonaccrual loans had been performing in accordance with their original terms was approximately $39,000 and $7,000 respectively. No interest income was recognized in the current period on the non-accrual loans.

The Corporation's policies on nonaccrual and impaired loans are discussed in Note 2 to the consolidated financial statements.

Nonaccrual loans and impaired loans were not material in relation to the portfolio as a whole in 2002. Management is aware of no trends, events or uncertainties that would cause nonaccrual loans to change materially in 2003.

Potential Problem Loans

At December 31, 2002 the Corporation's internal loan review program had identified $5,273,000 (1.7% of the portfolio) in various loans where information about credit problems of borrowers had caused management to have concerns about the ability of the borrowers to comply with original repayment terms. The amount identified does not represent management's estimate of the potential losses since a large portion of these loans are secured by real estate and other marketable collateral.

Secured versus Unsecured Loans

The Corporation does not aggressively seek to make unsecured loans, since these loans may be somewhat more risky than collateralized loans. There are, however, occasions when it is in the business interests of the Corporation to provide short-term, unsecured loans to certain customers. In 2002 the Corporation had $20.2 million in unsecured loans or 6.6% of its loan portfolio. In 2001 the Corporation had $16.1 million in unsecured loans or 6.6% of its loan portfolio. Such loans are made on the basis of management's evaluation of the customer's ability to repay and net worth.

Loan Participations

Periodically, the Corporation's banking subsidiaries enter into sales or purchases of loan participations with one another and other financial institutions. The banks generally only sell participations in loans that would cause the bank to exceed its lending limitation to a single customer. As the Banks' lending limits increase they may buy back such loan participations. Such loans are usually commercial in nature, subject to the purchasing Bank's standard underwriting requirements, and all risks associated with the portion of the loan sold flow to the purchaser.

At the end of 2002 the four banks had $26,953,000 in loan participations purchased. Of these loans $8,658,000 was with nonaffiliated banks.

At the end of 2001 the three banks had $16,868,000 in loan participations purchased. Of these loans $5,265,000 was with nonaffiliated banks.

At the end of 2002 the four banks had $20,173,000 in loan participations sold. Of these loans $2,373,000 was with nonaffiliated banks.

At the end of 2001 the three banks had $11,953,000 in loan participations sold. Of these loans $801,000 was with nonaffiliated banks.

Other Real Estate

Other real estate, consisting of foreclosed properties, was $219,000 in 2002, $267,000 in 2001 and $0 in 2000. Other real estate is initially recorded at the lower of net loan balance or its estimated fair value, net of estimated disposal costs. The estimate of fair value for foreclosed properties is determined by appraisal at the time of acquisition.

SUMMARY OF LOAN LOSS EXPERIENCE

Allowance for Loan Losses

The allowance for loan losses is increased by the provision for loan losses, which is a direct charge to expense. Losses on specific loans are charged against the allowance in the period in which management determines that such loans become uncollectible. Recoveries of previously charged-off loans are credited to the allowance. At December 31, 2002 and 2001 the allowance for loan losses was 1.17% and 1.23%, respectively, of total loans. The following table provides details on the changes in the allowance for loan losses during the past five fiscal years.

	2002	2001	2000	1999	1998
			(Dollar amounts in thousands)		
Average amount of loans outstanding	$281,907	$211,901	$179,654	$139,215	$103,500
Allowance for loan losses - January 1 *	$3,274	$2,424	$1,936	$1,459	$1,140
Loan charge-offs:					
Real estate	175	9	78	-	7
Installment	223	202	116	95	111
Credit cards and related plans	-	9	9	5	6
Commercial and other	374	87	33	80	56
Total charge-offs	772	307	236	180	180
Recoveries:					
Real Estate	1	-	3	-	-
Installment	20	33	25	17	12
Credit cards and related plans	-	2	2	3	3
Commercial	17	-	6	25	-
Total recoveries	38	35	36	45	15
Net charge-offs	734	272	200	135	165
Provision for loan losses	1,033	678	688	612	484
Allowance for loan losses – Dec. 31	$3,573	$2,830	$2,424	$1,936	$1,459
Ratios					
Net charge-offs to average loans outstanding	0.26%	0.13%	0.11%	0.10%	0.16%
Net charge-offs to loans outstanding at end of year	0.24%	0.12%	0.10%	0.09%	0.14%
Allowance for loan losses to average loans	1.27%	1.34%	1.35%	1.39%	1.41%
Allowance for loan losses to total loans at end of year	1.17%	1.23%	1.24%	1.23%	1.24%
Net charge-offs to allowance for losses	20.54%	9.61%	8.25%	6.97%	11.31%
Net charge-offs to provision for loans losses	71.06%	40.12%	29.07%	22.06%	34.09%

* Allowance balance includes $444 acquired when Ridgeway Bancshares was merged into the Corporation on July 1, 2002

Management reviews its allowance for loan losses in three broad categories: commercial, real estate and loans to individuals. The combination of a relatively short operating history and relatively high asset quality precludes management from establishing a meaningful specific loan loss percentage for the computation of the allowance for each category. Instead management assigns an estimated percentage factor to each in the computation of the overall allowance. These estimates are not, however, intended to restrict the Corporation's ability to respond to losses. The Corporation charges losses from any segment of the portfolio to the allowance, regardless of the allocation. In general terms, the real estate portfolio is subject to the least risk, followed by the commercial loan portfolio, followed by the loans to individuals portfolio. The Banks' internal and external loan review programs from time to time identify loans that are subject to specific weaknesses and such loans are reviewed for a specific loan loss allowance.

The Corporation operates four independent community banks in South Carolina. Under the provisions of law and regulations governing banks, each board of directors is responsible for determining the adequacy of its bank's loan loss allowance. In addition, each bank is supervised and regularly examined by the Office of the Comptroller of the Currency (the "OCC") or the Federal Deposit Insurance Corporation (the "FDIC") As a normal part of a safety and soundness examination, the bank examiners assess and comment on the adequacy of a bank's allowance for loan losses. The allowance presented in the consolidated financial statements is on an aggregated basis and as such might differ from the allowance that would be presented if the Corporation had only one banking subsidiary.

The nature of community banking is such that the individual loan portfolios are predominantly comprised of small and medium size business and individual loans. As community banks, there is by definition a geographic concentration of loans within the Banks' respective city or county. Management at each bank monitors the loan concentrations and loan portfolio quality on an ongoing basis including, but not limited to: quarterly analysis of loan concentrations, monthly reporting of past dues, non-accruals, and watch loans, and quarterly reporting of loan charge-offs and recoveries. These efforts focus on historical experience and are bolstered by quarterly analysis of local and state economic conditions, which is part of the Banks' assessment of the adequacy of their allowances for loan losses.

Based on the current levels of non-performing and other problem loans, management believes that loan charge-offs in 2003 will be less than the 2002 levels as such loans progress through the collection, foreclosure, and repossession process. Management believes that the allowance for loan losses, as of December 31, 2002 is sufficient to absorb the inherent losses that remain in the loan portfolio. Management will continue to closely monitor the levels of non-performing and potential problem loans and address the weaknesses in these credits to enhance the amount of ultimate collection or recovery of these assets. Management considers the levels and trends in non-performing and past due loans in determining how the provision for loan losses is adjusted.

The following table presents the allocation of the allowance for loan losses, as of December 31, 1998 through 2002, compared with the percent of loans in the applicable categories to total loans.

	2002		2001		2000		1999		1998	
(Dollar amounts in thousands)	Allowance	% of loans in category	Allowance	% of loans in category	Allowance	% of loans in category	Allowance	% of loans in category	Allowance	% of loans in category
Commercial	$1,479	26%	$1,019	24%	$801	27%	$660	28%	$364	25%
Real estate	1,548	63%	1,322	65%	1,136	58%	916	57%	707	59%
Individual	546	11%	489	11%	487	15%	360	15%	388	16%
Total	$3,573	100%	$2,830	100%	$2,424	100%	$1,936	100%	$1,459	100%

The Corporation maintains an allowance for loan losses it believes is sufficient to cover estimated losses inherent in the portfolio. The allowance is allocated to different segments of the portfolio, based on management's expectations of risk in that segment of the portfolio. This allocation is an estimate only and is not intended to restrict the Corporation's ability to respond to losses. The Corporation charges losses from any segment of the portfolio to the allowance, regardless of the allocation.

In reviewing the adequacy of the allowance for loan losses at the end of each period, the Corporation considers historical loan loss experience, current economic conditions, loans outstanding, trends in non-performing and delinquent loans, and the quality of collateral securing problem loans. The allowance for loan losses is management's best estimate of probable loan losses that have been incurred as of December 31, 2002.

Provision for Loan Losses

The provision for loan losses is charged to earnings based on management's continuing review and evaluation of the loan portfolio, general economic conditions and the adequacy of the allowance for loan losses. The amount of the provision is the amount which management believes, based on its continuing analysis, is necessary to cause the allowance to be adequate. Provisions for loan losses totaled $1,033,000 and $678,000 in 2002 and 2001, respectively. The increase in the provision expense in 2002 was related to a very small number of commercial loan relationships and is not indicative of a portfolio trend. Based on the available information, the Corporation considers its 2002 provision for loan losses adequate.

Net charge-offs in 2002 were $734,000 or 71.1% of the provision for loan losses compared to $272,000 or 40.1% of the provision for loan losses in the prior year. See "Allowance for Loan Losses" for a discussion of the factors management considers in its review of the adequacy of the allowance and provision for loan losses.

AVERAGE DEPOSITS

The Corporation's average deposits in 2002 were $ 301 million compared to $234 million in 2001, an increase of $67 million or 28.6%.

The total average deposits for the Corporation for the years ended December 31, 2002, 2001 and 2000 are summarized below:

	2002		2001		2000	
	Average balance	Average cost	Average balance	Average cost	Average balance	Average cost
			(Dollar amounts in thousands)			
Noninterest bearing demand	$41,198		$31,643		$28,531	
Interest bearing transaction accounts	41,101	0.69%	26,917	0.98%	21,039	1.56%
Savings-regular	14,469	1.01%	8,705	1.60%	8,414	2.12%
Savings- money market	41,321	1.85%	29,489	3.37%	25,031	4.73%
Time deposits less than $100,000	104,509	3.30%	92,515	5.45%	81,797	5.66%
Time deposits greater than $100,000	58,003	3.28%	44,423	5.50%	38,152	6.10%
Total average deposits	$300,601		$233,692		$202,964	

At December 31, 2002 the Corporation had $67,946,000 in certificates of deposit of $100,000 or more. The maturities of these certificates are as follows:

Maturity (Dollar amounts in thousands)	
Of 3 months or less	$23,362
From 3 to 6 months	14,254
From 6 to 12 months	21,381
Over 12 months	8,949
Total	$67,946

RETURN ON EQUITY AND ASSETS

The following table shows the return on assets (net income divided by average total assets), return on equity (net income divided by average equity), dividend payout ratio (dividends declared per share divided by net income per share), and equity to assets ratio (average equity divided by average total assets) for the years ended December 31, 2002, 2001, and 2000.

	2002	2001	2000
Return on assets (ROA)	1.43%	1.36%	1.26%
Return on equity (ROE)	15.10%	15.58%	14.67%
Dividend payout ratio	22.55%	23.13%	20.50%
Equity as a percent of assets	9.46%	8.71%	8.59%

The decline in return on equity is related to the issuance in July 2002 of one million shares of CBI common stock in connection with the acquisition of the Ridgeway bank.

SHORT-TERM BORROWINGS

The Corporation's short-term borrowings consist of federal funds purchased and securities sold under agreements to repurchase, which generally mature each business day. Information is provided in the following table.

	2002	2001	2000
	(Dollar amounts in thousands)		
Outstanding at year-end	$16,302	$4,171	$9,352
Interest rate at year-end	.78%	2.08%	5.01%
Maximum month-end balance during the year	$16,302	$10,976	$9,532
Average amount outstanding during the year	$8,419	$7,533	$4,501
Weighted average interest rate during the year	1.45%	3.15%	4.84%

LINES OF CREDIT

Lines of credit payable represent warehouse lines funding loan production for CRM. At year end these balances totaled $18,249,000. Of this amount, $12,326,000 was borrowed from BB&T at the one month LIBOR rate plus 1.95%. The BB&T line expires in October 2003. The line is secured with the value of the underlying mortgages and the guarantee of the Corporation to a maximum of $14 million. The remaining $5,923,000 is the balance on a line outstanding with First Horizon, priced at the individual mortgage loan note rate. The operations of CRM are included in the consolidated financial statements for the two month period ended December 31, 2001, and for the year ended December 31, 2002.

FEDERAL HOME LOAN BANK ADVANCES

The Corporation's banking subsidiaries, with the exception of the Ridgeway bank, are members of the Federal Home Loan Bank of Atlanta. As such they have access to long-term borrowing from the FHLB. Information on these borrowings is provided in the following table.

	2002	2001	2000
	(Dollar amounts in thousands)		
Outstanding at year-end	$20,210	$20,280	$20,350
Interest rate at year-end	5.54%	5.54%	6.04%
Maximum month-end balance during the year	$20,280	$20,350	$20,350
Average amount outstanding during the year	$20,254	$19,899	$19,385
Weighted average interest rate during the year	5.54%	5.77%	6.01%

CAPITAL

Dividends

During 2002 the Corporation paid cash dividends to shareholders of 32 cents per share, which totaled $1,218,000. This represented a dividend payout ratio (dividends divided by net income) of 22.5%. During 2001 the Corporation paid cash dividends to shareholders of 28 cents per share, which totaled $904,000. This represented a dividend payout ratio of 23%.

Common Stock Account

The common stock account at December 31, 2002 totaled $29,090,000 compared to $17,208,000 the prior year, an increase of 69% or $11,882,000. This increase was related to the issuance of 1,000,000 shares in connection with the acquisition of Ridgeway Bancshares Inc. (the parent of the Bank of Ridgeway) at July 1, 2002.

Capital Adequacy

The Federal Reserve and federal bank regulatory agencies have adopted risk-based capital standards for assessing the capital adequacy of a bank holding company or financial institution. The minimum required ratio is 8%. All four bank subsidiaries are each considered 'well capitalized' for regulatory purposes. This category requires a minimum risk based capital ratio of 10%. Detailed information on the Corporation's capital position, as well as that of its subsidiary banks, is provided in Note 20 to the consolidated financial statements. The Corporation considers its current and projected capital position to be adequate.

NONINTEREST INCOME AND EXPENSE

Noninterest income, 2002 compared to 2001

Noninterest income increased to $7,952,000 in 2002 from $3,584,000 in 2001, a $4,368,000 or 122% increase. There were two major components of this increase. Mortgage banking income was up $3.4 million, virtually all of which was related to having Community Resource Mortgage for twelve months during 2002, versus two months the prior year. Also during the second quarter of 2001 the banks began offering an automated overdraft protection product to customers. This product enables customers to overdraw their accounts within specific dollar limits in exchange for a fee. They then have thirty days to bring their account into a positive balance. The product accounted for most of the increase in service charge income, which was $2,760,000 for 2002 compared to $2,058,000 for 2001.

Noninterest expense, 2002 compared to 2001

Overall, non-interest expenses increased to $12,465,000 in 2002 from $7,810,000 in 2001, an increase of $4,655,000 or 59.6%. Of this increase, approximately $2.6 million or 56% is associated with having twelve months of operations of Community Resource Mortgage included rather than only two months the prior year. Also, approximately $1.1 million or 24% is related to six months of operations for the Ridgeway bank. The remaining increases were related to normal growth in the business of the other banks.

Income Taxes, 2002 compared to 2001

The Corporation pays U. S. corporate income taxes and South Carolina bank and corporate income taxes. The 2002 provision for income taxes was $2,920,000 compared to $2,156,000 the prior year, an increase of $764,000 or 35.4%. The Corporation's effective average tax rate was 35.1% in 2002 compared to 35.6% the prior year.

Noninterest income, 2001 compared to 2000

Noninterest income increased to $3,584,000 in 2001 from $1,966,000 in 2000, a $1,618,000 or 82.3% increase. There were two major components of this increase. The Corporation acquired a mortgage company during the fourth quarter of 2001. This accounted for most of the increase in gains on sales of loans, which was $1,033,000 in 2001 compared to only $98,000 in 2000. Also during the second quarter of 2001, the banks began offering an automated overdraft product to customers. This product enables customers to overdraw their accounts within specific dollar limits in exchange for a fee. They then have thirty days to bring their account into a positive balance. The product accounted for most of the increase in service charge income, which was $2,058,000 in 2001 compared to $1,475,000 in 2000.

Noninterest expense, 2001 compared to 2000

Overall, non-interest expenses increased to $7,810,000 in 2001 from $6,552,000 in 2000, an increase of $1,258,000 or 19.2%. Of this increase, approximately $515,000 or 41% is associated with the operations of Community Resource Mortgage during the last two months of 2001. The remaining increases were attributable to normal volume related increases with the banks.

Income Taxes, 2001 compared to 2000

The 2001 provision for income taxes was $2,156,000 compared to $1,807,000 the prior year, an increase of $349,000 or 19.3%. The Corporation's effective average tax rate was 35.6% in 2001 compared to 36.5% the prior year.

INFLATION

The assets and liabilities of the Corporation are mostly monetary in nature. Accordingly, the financial results and operations of the Corporation are much more affected by changes in interest rates than changes in inflation. There is, however, a strong correlation between increasing inflation and increasing interest rates. The impact of inflation has been very moderate over the past several years, about 1.6% during 2002. Prospects appear reasonable for continued low inflation, despite some risk related to energy prices and the political and military situation in the Middle East. Although inflation does not normally affect a financial institution as dramatically as it does businesses with large investments in plants and inventories, it does have an effect. During periods of high inflation there are usually corresponding increases in the money supply and banks experience above average growth in assets, loans, and deposits. General increases in the prices of goods and services also result in increased operating expenses.

LIQUIDITY

Liquidity is the ability to meet current and future obligations through liquidation or maturity of existing assets or the acquisition of additional liabilities. Adequate liquidity is necessary to meet the requirements of customers for loans and deposit withdrawals in a timely and economical manner. The most manageable sources of liquidity are composed of liabilities, with the primary focus of liquidity management being the ability to attract deposits within the Banks' service areas. Core deposits (total deposits less certificates of deposit of $100,000 or more) provide a relatively stable funding base. Certificates of deposit of $100,000 or more are generally more sensitive to changes in rates, so they must be monitored carefully. Asset liquidity is provided by several sources, including amounts due from banks, federal funds sold, and investments available-for-sale.

The Corporation maintains an available-for-sale investment portfolio. While investment securities purchased for this portfolio are generally purchased with the intent to be held to maturity, such securities are marketable and occasional sales may occur prior to maturity as part of the process of asset/liability and liquidity management. The Corporation has in the past maintained a held-to-maturity investment portfolio. Securities in this portfolio are generally not considered a primary source of liquidity. Management deliberately maintains a short-term maturity schedule for its investments so that there is a continuing stream of maturing investments. The Corporation intends to maintain a short-term investment portfolio in order to continue to be able to supply liquidity to its loan portfolio and for customer withdrawals.

The Corporation has substantially more liabilities that mature in the next 12 months than it has assets maturing in the same period. Further, the Corporation has legal obligations to extend credit pursuant to loan commitments, lines of credit and standby letters of credit which totaled $14,603,000, $20,493,000, and $2,506,000, respectively, at December 31, 2002 (see Note 14 to the consolidated financial statements). However, based on its historical experience, and that of similar financial institutions, the Corporation believes that it is unlikely that so many deposits would be withdrawn, without being replaced by other deposits, and extensions of credit would be required, that the Corporation would be unable to meet its liquidity needs with the proceeds of maturing assets, in the ordinary course of business.

The Corporation also maintains various federal funds lines of credit with correspondent banks and is able to borrow from the Federal Home Loan Bank of Atlanta and the Federal Reserve's discount window.

The Corporation, through its Banks, has a demonstrated ability to attract deposits from its market area. Deposits have grown from $147 million in 1998 to over $337 million in 2002. This stable growing base of deposits is the major source of operating liquidity.

The Corporation's long-term liquidity needs are expected to be primarily affected by the maturing of long-term certificates of deposit. At December 31, 2002 the Corporation had approximately $28.4 million in certificates of deposit and other obligations maturing in one to five years. The Corporation had $17.2 million in obligations maturing after five years. The Corporation's assets maturing in the same periods were $134.1 million and $42.9 million, respectively. With a substantially larger dollar amount of assets maturing in both periods than liabilities, the Corporation believes that it will not have any significant long-term liquidity problems.

In the opinion of management, the current and projected liquidity position is adequate.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Market risk is the risk of loss from adverse changes in market prices and rates. The Corporation's market risk arises principally from interest rate risk inherent in its lending, deposit and borrowing activities. Management actively monitors and manages its interest rate risk exposure. Although the Corporation manages other risks, such as credit quality and liquidity risk in the normal course of business, management considers interest rate risk to be its most significant market risk and this risk could potentially have the largest material effect on the Corporation's financial condition and results of operations. Other types of market risks such as foreign currency exchange risk and commodity price risk do not arise in the normal course of community banking activities.

Achieving consistent growth in net interest income is the primary goal of the Corporation's asset/liability function. The Corporation attempts to control the mix and maturities of assets and liabilities to achieve consistent growth in net interest income despite changes in market interest rates. The Corporation seeks to accomplish this goal while maintaining adequate liquidity and capital. The Corporation's asset/liability mix is sufficiently balanced so that the effect of interest rates moving in either direction is not expected to be material over time.

The Corporation's Asset/Liability Committee uses a simulation model to assist in achieving consistent growth in net interest income while managing interest rate risk. The model takes into account interest rate changes as well as changes in the mix and volume of assets and liabilities. The model simulates the Corporation's balance sheet and income statement under several different rate scenarios. The model's inputs (such as interest rates and levels of loans and deposits) are updated on a quarterly basis in order to obtain the most accurate forecast possible. The forecast presents information over a twelve-month period. It reports a base case in which interest rates remain flat and reports variations that occur when rates increase and decrease 100 and 200 basis points. According to the model, as of

December 31, 2002 the Corporation is positioned so that net interest income would increase $1,153,000 and net income would increase $709,000 if interest rates were to rise 300 basis points in the next twelve months. Conversely, net interest income would decline $768,000 and net income would decline $473,000 if interest rates were to decline 100 basis points. Computation of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates and loan prepayment, and should not be relied upon as indicative of actual results. Further, the computations do not contemplate any actions the Corporation could undertake in response to changes in interest rates or the effects of responses by others.

The Market Risk table, which follows this discussion, shows the Corporation's financial instruments that are sensitive to changes in interest rates. The Corporation uses certain assumptions to estimate fair values and expected maturities. For assets, expected maturities are based upon contractual maturity, projected repayments, and prepayment of principal and potential calls. For core deposits without contractual maturity (i.e., interest checking, savings and money market accounts), the table presents principal cash flows based on management's judgment concerning their most likely runoff. The actual maturities and runoff could vary substantially if future prepayments, runoff and calls differ from the Corporation's historical experience.

	Average rate	2003	2004	2005	2006	2007	Thereafter	Balance	Fair value
				(Dollar amounts in thousands)					
Earnings assets									
Interest bearing deposits	2.93%	$511	$-	$-	$-	$-	$-	$511	$511
Investment securities	4.70%	3,971	1,917	18,524	9,798	6,599	12,257	53,066	53,066
Federal funds sold	1.62%	23,831	-	-	-	-	-	23,831	23,831
Loans	6.89%	148,111	22,503	24,286	38,133	39,234	34,217	306,484	307,418
Interest bearing liabilities									
Savings	1.62%	65,660	-	-	-	-	-	65,660	
Interest bearing transaction accts	0.69%	40,963	-	-	-	-	-	40,963	
Time deposits < $100,000	3.30%	98,973	11,106	3,936	846	504	-	115,365	
Time deposits > $100,000	3.28%	58,998	5,874	2,674	400	-		67,946	
Total deposits	2.51%							289,934	290,911
Short term borrowing	1.45%	16,302	-	-	-	-	-	16,302	16,306
Warehouse lines of credit	3.46%	18,249	-	-	-	-	-	18,249	18,249
FHLB advances	5.54%	$70	$70	$1,370	$500	$1,000	$17,200	$20,210	$22,335

The static interest rate sensitivity gap position, while not a complete measure of interest sensitivity, is also reviewed periodically to provide insights related to the static repricing structure of the Banks' assets and liabilities. At December 31, 2002 on a cumulative basis through twelve months, rate sensitive liabilities exceeded rate sensitive assets, by $92 million. The liability sensitive position is largely due to the assumption that the Banks' $107 million in interest bearing transaction accounts, savings accounts and money market accounts will reprice within a year. This assumption may or may not be valid, since these accounts vary greatly in their sensitivity to interest rate changes in the market.

The following table summarizes the Corporation's interest sensitivity position as of December 31, 2002.

Interest Sensitivity Analysis

	Within 3 months	4-12 months	1-5 years	Over 5 years	Total
		(Dollar amounts in thousands)			
Interest earning assets					
Interest bearing deposits	$511	$-	$-	$-	$511
Taxable investment securities	21,460	12,336	6,235	3,614	43,645
Tax exempt investment securities	400	510	3,817	4,694	9,421
Federal funds sold	23,831	-	-	-	23,831
Loans, net of unearned income	126,672	21,223	124,002	34,587	306,484
Total interest earning assets	172,874	34,069	134,054	42,895	383,892
Interest bearing liabilities					
Savings	65,660	-	-	-	65,660
Interest bearing transaction accounts	40,963	-	-	-	40,963
Time deposits < $100M	32,673	66,200	16,492	-	115,365
Time deposits > $100M	23,149	35,848	8,949	-	67,946
Short term borrowing	16,302	-	-	-	16,302
FHLB advances	-	70	2,940	17,200	20,210
Lines of credit payable	18,249	-	-	-	18,249
Total interest bearing liabilities	$196,996	$102,118	$28,381	$17,200	$344,695
Interest sensitivity gap	$(24,122)	$(68,049)	$105,673	$25,695	$39,197
Cumulative gap	(24,122)	(92,171)	13,502	39,197	
RSA/RSL	88%	33%			
Cumulative RSA/RSL	88%	69%			

RSA- rate sensitive assets; RSL- rate sensitive liabilities

The above table reflects the balances of interest earning assets and interest bearing liabilities at the earlier of their repricing or maturity dates. Amortizing fixed rate loans are reflected at the scheduled maturity date. Variable rate amortizing loans are reflected at the earliest date at which they may be repriced contractually. Deposits in other banks and debt securities are reflected at each instrument's ultimate maturity date. Overnight federal funds sold are reflected as instantly repriceable. Interest bearing liabilities with no contractual maturity, such as savings deposits and interest bearing transaction accounts, are reflected in the earliest repricing period possible. Fixed rate time deposits are reflected at the earlier of their next repricing or maturity dates.

Item 8. Financial Statements and Supplementary Data

Please see the attached audited financial statements for the period ended December 31, 2002.

COMMUNITY BANKSHARES, INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

J. W. HUNT AND COMPANY, LLP

JOHN C. CREECH, JR., CPA
ANNE H. ROSS, CPA
WILLIAM F. QUATTLEBAUM, CPA
WILLIAM T. POUNCEY, CPA
DAVID G. SHEFFIELD, CPA

CERTIFIED PUBLIC ACCOUNTANTS

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PRIVATE COMPANIES AND SEC PRACTICE SECTIONS

MEMBER OF CPA ASSOCIATES WITH ASSOCIATED OFFICES IN
PRINCIPAL US AND INTERNATIONAL CITIES

MIDDLEBURG OFFICE PARK
1607 ST. JULIAN PLACE
POST OFFICE BOX 265
COLUMBIA, SC 29202-0265
803-254-8196
FAX 803-256-1524

INDEPENDENT AUDITORS' REPORT

To the Shareholders and
Board of Directors of
Community Bankshares, Inc.

We have audited the accompanying consolidated balance sheets of Community Bankshares, Inc., and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Community Bankshares, Inc., and subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

J. W. Hunt and Company, LLP

Columbia, South Carolina
February 13, 2003

COMMUNITY BANKSHARES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS, DECEMBER 31, 2002 AND 2001

ASSETS

($ in thousands)	2002	2001
Cash and due from banks	$14,738	$14,586
Federal funds sold	23,831	11,063
Total cash and cash equivalents	38,569	25,649
Interest-bearing deposits with banks	511	2,376
Securities available for sale, at fair value	53,066	43,207
Securities held to maturity (fair value approximates $0 and $500 as of December 31, 2002 and 2001, respectively)	-	500
Loans held for sale	24,664	10,265
Loans receivable, net of allowance for loan losses of $3,573 in 2002 and $2,830 in 2001	302,911	227,075
Accrued interest receivable	2,131	1,762
Premises and equipment - net	6,376	5,177
Net deferred tax asset	584	870
Intangible assets	7,896	921
Other assets	612	815
Total assets	437,320	318,617

LIABILITIES AND SHAREHOLDERS' EQUITY

	2002	2001
Liabilities:		
Deposits:		
Demand, non interest-bearing	$47,128	$35,882
Interest-bearing transaction accounts	40,963	41,564
Savings	65,660	39,479
Certificates of deposit of $100 and over	67,946	51,374
Other time deposits	115,365	87,134
Total deposits	337,062	255,433
Federal funds purchased and securities sold under agreements to repurchase	16,302	4,171
Federal Home Loan Bank advances	20,210	20,280
Lines of credit payable	18,249	9,028
Accrued interest payable	759	946
Accrued expenses and other liabilities	1,021	1,212
Total liabilities	393,603	291,070
Shareholders' equity:		
Common stock - no par value, authorized shares - 12,000,000; issued and outstanding - 4,304,384 shares in 2002 and 3,299,674 shares in 2001	29,090	17,208
Retained earnings	14,529	10,346
Accumulated other comprehensive income (loss)	98	(7)
Total shareholders' equity	43,717	27,547
Total liabilities and shareholders' equity	437,320	318,617

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS

COMMUNITY BANKSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME, YEARS ENDED DECEMBER 31, 2002, 2001, AND 2000

($ and shares in thousands, except per share data)	2002	2001	2000
Interest and dividend income:			
Loans, including fees	$19,416	$18,110	$16,652
Deposits with other financial institutions	36	161	64
Debt securities:			
Taxable	1,872	2,040	2,891
Tax exempt	217	29	32
Dividends	98	127	134
Federal funds sold and securities purchased under agreements to resell	347	734	430
Total interest and dividend income	21,986	21,201	20,203
Interest expense:			
Deposits:			
Interest-bearing transaction accounts	285	264	329
Savings	905	1,117	1,358
Certificates of deposit of $100 and over	1,876	2,415	2,279
Certificates of deposit of less than $100	3,452	5,079	4,626
Total interest on deposits	6,518	8,875	8,592
Federal funds purchased and securities sold under agreements to repurchase	122	237	218
Other borrowings	1,479	1,149	1,165
Total interest expense	8,119	10,261	9,975
Net interest income	13,867	10,940	10,228
Provision for loan losses	1,033	650	688
Net interest income after provision for loan losses	12,834	10,290	9,540
Noninterest income:			
Service charges on deposit accounts	2,760	2,058	1,475
Mortgage banking income	4,413	1,033	98
Gains on sales of securities	119	31	-
Deposit box rent	39	27	25
Bank card fees	29	28	29
Credit life insurance commissions	62	62	77
Other	530	345	262
Total noninterest income	7,952	3,584	1,966
Noninterest expenses:			
Salaries and employee benefits	7,812	4,651	3,779
Premises and equipment	1,444	1,009	942
Marketing	338	266	207
Regulatory fees	205	181	140
Supplies	284	166	160
Director fees	190	162	137
FDIC insurance	50	48	33
Other	2,142	1,327	1,154
Total noninterest expenses	12,465	7,810	6,552

(Continued) - 1.

COMMUNITY BANKSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME, YEARS ENDED DECEMBER 31, 2002, 2001, AND 2000

	2002	2001	2000
Income before provision for income taxes	8,321	6,064	4,954
Provision for income taxes	2,920	2,156	1,807
Net income	$5,401	$3,908	$3,147
Average number of common shares outstanding			
Basic	3,804	3,218	3,194
Diluted	3,914	3,246	3,216
Earnings per common share:			
Basic	$1.42	$1.21	$.99
Diluted	$1.38	$1.20	$.98

(Concluded) -2.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS

COMMUNITY BANKSHARES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY,
YEARS ENDED DECEMBER 31, 2002, 2001, AND 2000

($ in thousands, except per share data)

	COMMON STOCK		RETAINED	ACCUMULATED OTHER COMPREHENSIVE	
	SHARES	AMOUNT	EARNINGS	INCOME (LOSS)	TOTAL
Balance, December 31, 1999	3,191,462	$14,207	$6,549	$(511)	$20,245
Shares issued by DRIP	5,335	3	-	-	3
Common stock issued under options	2,520	19	-	-	19
Costs of stock dividend	-	(10)	-	-	(10)
Cash-in-lieu of 5% stock dividend	(137)	-	-	-	-
Market value of 5% stock dividend	-	1,709	(1,709)	-	-
Comprehensive income:					
Net income	-	-	3,147	-	3,147
Change in unrealized gain (loss) on securities available for sale, net of reclassification adjustment and tax effects				380	380
Total comprehensive income					3,527
Cash dividends ($.22 per share)	-	-	(645)	-	(645)
Balance, December 31, 2000	3,199,180	15,928	7,342	(131)	23,139

(Continued)-1

COMMUNITY BANKSHARES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY,
YEARS ENDED DECEMBER 31, 2002, 2001, AND 2000

($ in thousands, except per share data)	COMMON STOCK SHARES	COMMON STOCK AMOUNT	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	TOTAL
Common stock issued in purchase of Community Resource Mortgage Inc.	95,454	1,241			1,241
Common stock issued under options	5,040	39			39
Comprehensive income:					
Net income			3,908		3,908
Change in unrealized gain (loss) on securities available for sale, net of reclassification adjustment and tax effects				124	124
Total comprehensive income					4,032
Cash dividends ($.28 per share)	-	-	(904)	-	(904)
Balance, December 31, 2001	3,299,674	17,208	10,346	(7)	27,547
Common stock issued in purchase of Ridgeway Bankshares Inc.	1,000,000	12,020			12,020
Common stock issued under options	4,710	40			40
Costs associated with merger		(178)			(178)
Comprehensive income:					
Net income			5,401		5,401
Change in unrealized gain (loss) on securities available for sale, net of reclassification adjustment and tax effects				105	105
Total comprehensive income					5,506
Cash dividends ($.32 per share)	-	-	(1,218)	-	(1,218)
Balance, December 31, 2002	4,304,384	$29,090	$14,529	$98	$43,717

(Continued)-2

COMMUNITY BANKSHARES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS,
YEARS ENDED DECEMBER 31, 2002, 2001, AND 2000

($ in thousands)

	2002	2001	2000
Cash flows from operating activities:			
Net income	$5,401	$3,908	$3,147
Adjustments to reconcile net income to net cash provided (used) by operating activities:			
Depreciation and amortization	766	467	478
Net amortization (accretion) of investment securities	9	(23)	15
Provision for loan losses	1,033	650	688
Net realized gains on sale of securities available-for-sale	(119)	(31)	-
Proceeds from sales of real estate loans held for sale	176,011	34,915	5,868
Originations of real estate loans held for sale	(190,410)	(34,414)	(5,942)
Deferred income taxes	286	(140)	(148)
Net changes in operating assets and liabilities:			
Accrued interest receivable	(369)	568	(630)
Other assets	203	(477)	101
Accrued interest payable	(187)	(278)	454
Other liabilities	(191)	522	(2)
Net cash (used for) provided by operating activities	(7,567)	5,667	4,029
Cash flows from investing activities:			
Net (increase) decrease in interest-bearing deposits in banks	1,865	(1,729)	194
Purchases of investment securities held-to-maturity	-	(1,650)	-
Purchases of investment securities available-for-sale	(91,018)	(84,959)	(16,797)
Proceeds from maturities of investment securities held-to-maturity	500	13,525	1,000
Proceeds from maturities of investment securities available-for-sale	60,831	76,111	6,742
Proceeds from sales of investment securities available-for-sale	20,543	7,074	-
Acquisitions accounted for under the purchase method of accounting	8,922	529	-
Cash paid in connection with merger	(4,000)	-	-
Loan originations and principal collections, net	(76,869)	(35,113)	(38,188)
Purchases of premises and equipment	(1,842)	(1,164)	(270)
Net cash used by investing activities	(81,068)	(27,376)	(47,319)

(Continued) - 1.

COMMUNITY BANKSHARES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS,
YEARS ENDED DECEMBER 31, 2002, 2001, AND 2000

($ in thousands)

	2002	2001	2000
Cash flows from operating activities:			
Net income	$5,401	$3,908	$3,147
Adjustments to reconcile net income to net cash provided (used) by operating activities:			
Depreciation and amortization	766	467	478
Net amortization (accretion) of investment securities	9	(23)	15
Provision for loan losses	1,033	650	688
Net realized gains on sale of securities available-for-sale	(119)	(31)	-
Proceeds from sales of real estate loans held for sale	176,011	34,915	5,868
Originations of real estate loans held for sale	(190,410)	(34,414)	(5,942)
Deferred income taxes	286	(140)	(148)
Net changes in operating assets and liabilities:			
Accrued interest receivable	(369)	568	(630)
Other assets	203	(477)	101
Accrued interest payable	(187)	(278)	454
Other liabilities	(191)	522	(2)
Net cash (used for) provided by operating activities	(7,567)	5,667	4,029
Cash flows from investing activities:			
Net (increase) decrease in interest-bearing deposits in banks	1,865	(1,729)	194
Purchases of investment securities held-to-maturity	-	(1,650)	-
Purchases of investment securities available-for-sale	(91,018)	(84,959)	(16,797)
Proceeds from maturities of investment securities held-to-maturity	500	13,525	1,000
Proceeds from maturities of investment securities available-for-sale	60,831	76,111	6,742
Proceeds from sales of investment securities available-for-sale	20,543	7,074	-
Acquisitions accounted for under the purchase method of accounting	8,922	529	-
Cash paid in connection with merger	(4,000)	-	-
Loan originations and principal collections, net	(76,869)	(35,113)	(38,188)
Purchases of premises and equipment	(1,842)	(1,164)	(270)
Net cash used by investing activities	(81,068)	(27,376)	(47,319)

(Continued) - 1.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS,
YEARS ENDED DECEMBER 31, 2002, 2001, AND 2000

NOTE 1 - ORGANIZATION:

Community Bankshares, Inc. (the "Corporation"), was organized under the laws of the State of South Carolina and was chartered as a business corporation on November 30, 1992. Pursuant to the provisions of the Federal Bank Holding Company Act, an application was filed with and approved by the Board of Governors of the Federal Reserve System for the Corporation to become a bank holding company by the acquisition of Orangeburg National Bank (ONB).

In June 1996, Sumter National Bank (SNB), and in July 1998, Florence National Bank (FNB), commenced operations in Sumter and Florence, South Carolina, respectively, following approval by the Comptroller of the Currency and other regulators. Upon completion of their organization, the common stock of SNB and FNB was acquired by the Corporation.

In November 2001 the Corporation acquired all the common stock of Resource Mortgage Inc., a Columbia, South Carolina based mortgage company. The Corporation issued 95,454 shares of its common stock in exchange for 100% of the common stock of Resource Mortgage Inc. The subsidiary was renamed Community Resource Mortgage Inc. (CRM).

In July 2002 the Corporation acquired the common stock of Ridgeway Bancshares Inc., the holding company for the Bank of Ridgeway (BOR). The Corporation issued 1,000,000 shares of its stock and paid $4,000,000 cash in exchange for 100% of the common stock of Ridgeway Bancshares Inc. The transaction was consummated July 1, 2002.

The banks and the mortgage company operate as wholly-owned subsidiaries of the Corporation with separate Boards of Directors and operating policies and they provide a variety of financial services to individuals and businesses throughout South Carolina. The primary deposit products are checking, savings and term certificate accounts. The primary lending products are consumer, commercial and mortgage loans.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

PRINCIPLES OF CONSOLIDATION:

The consolidated financial statements include the accounts of the Corporation and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

USE OF ESTIMATES:

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the balance sheet and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the related deferred tax asset.

SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK:

Most of the Corporation's activities are with customers located within South Carolina. Note 4 discusses the types of securities the Corporation purchases. Note 5 discusses the types of lending that the Corporation engages in. The Banks grant agribusiness, commercial, consumer and residential loans to customers throughout South Carolina. Although the Banks have diversified loan portfolios, a substantial portion of their debtors' ability to honor their contracts is dependent upon the economies of various South Carolina communities. The mortgage company originates and sells loans into the secondary market; it generally does not maintain loans for its own portfolio.

ORGANIZATION, STOCK OFFERING AND PREOPENING COSTS:

Preopening costs associated with the organization of the Banks were expensed as incurred while stock issuance costs were charged to common stock as incurred.

CASH AND CASH EQUIVALENTS:

For purposes of the consolidated statements of cash flows, the Corporation has defined cash and cash equivalents as those amounts included in the balance sheets under the caption, "Cash and due from banks" and "Federal funds sold", all of which mature within ninety days.

INTEREST-BEARING DEPOSITS WITH BANKS:

Interest-bearing deposits with banks generally mature within one year and are carried at cost.

SECURITIES:

Securities that management has both the ability and positive intent to hold to maturity are classified as held to maturity and carried at cost, adjusted for amortization of premium and accretion of discounts using methods approximating the interest method. The Corporation has made a management decision to avoid acquiring further held to maturity securities. Securities that may be sold prior to maturity for asset/liability management purposes, or that may be sold in response to changes in interest rates, changes in prepayment risk, increase in regulatory capital, or other similar factors, are classified as available for sale and are carried at fair value. Unrealized gains and losses on securities available for sale are excluded from earnings and reported in other comprehensive income. Gains and losses on the sale of securities available for sale are recorded on the trade date and are determined using the specific identification method. Declines in the fair value of held to maturity and available for sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses.

Interest and dividends on securities, including the amortization of premiums and the accretion of discounts, are reported in interest and dividends on securities.

No securities are being held for short-term resale; therefore, the Corporation does not currently use a trading account classification.

LOANS HELD FOR SALE:

The Corporation originates loans for sale generally without recourse to other financial institutions under commitments or other arrangements in place prior to loan origination. Sales are completed at or near the loan origination date.

Mortgage loans originated by the Banks and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Gains and losses, if any, on the sale of such loans are determined using the specific identification method. All fees and other income from these activities are recognized in income when loan sales are completed.

The Corporation's mortgage subsidiary, Community Resource Mortgage, Inc., engages in the origination and sale of residential mortgage loans. Virtually all the loans it originates are sold into the secondary market within thirty days. Accordingly, fees and costs associated with this process are recognized when received or incurred.

LOANS RECEIVABLE:

The Corporation grants mortgage, commercial and consumer loans to customers. The ability of the Corporation's debtors to honor their contracts is dependent upon the general economic conditions in its service areas. Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balance adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans, or unamortized premiums or discounts on purchased loans. Interest income is accrued on the unpaid principal balance. In management's judgment the effect of amortizing loan fees and related costs would be immaterial in relation to the results of operation for the Corporation. Accordingly, fees are recognized as income when received and costs are recognized when incurred.

The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well collateralized and in process of collection. Residential real estate loans are typically placed on nonaccrual at the time the loan is 120 days delinquent. Unsecured personal credit lines and certain consumer finance loans are typically charged off no later than the time the loan is 180 days delinquent.

Other consumer loans are charged off at the time the loan is 120 days delinquent. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash basis or cost recovery method, until qualifying for return to accrual status. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

ALLOWANCE FOR LOAN LOSSES:

The allowance for loan losses is established through a provision for loan losses charged against earnings as losses are estimated to have occurred. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. Management of each Bank reviews its allowance for loan losses in three broad categories: commercial and industrial, loans secured by real estate and loans to individuals, and assigns an estimated percentage factor to each in the determination of the estimate of the allowance for loan losses. Where the Banks' internal and external loan review programs identify loans that are subject to specific weaknesses such loans are reviewed for a specific loan loss allowance.

A loan is considered impaired when, based on current information and events, it is probable that the Corporation will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the known circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Corporation does not separately identify individual consumer and residential loans for impairment disclosures.

DERIVATIVE FINANCIAL INSTRUMENTS AND CHANGE IN ACCOUNTING PRINCIPLE

On January 1, 2001, the Corporation adopted Statement of Financial Accounting Standards ("SFAS") No. 133, *Accounting for Derivative Instruments and Hedging Activities.* This Statement requires that all derivatives be recognized as assets or liabilities in the balance sheet and measured at fair value.

Rate Lock Commitments
On March 13, 2002, the Financial Accounting Standards Board (FASB) determined that loan commitments related to the origination or acquisition of mortgage loans that will be held for sale must be accounted for as derivative instruments, effective for fiscal quarters beginning after April 10, 2002. Accordingly, the Corporation adopted such accounting on July 1, 2002.

The Corporation enters into commitments to originate loans whereby the interest rate on the loan is determined prior to funding (rate lock commitments). Rate lock commitments on mortgage loans that are intended to be sold are considered to be derivatives. Accordingly, such commitments, along with any related fees received from potential borrowers, are recorded at fair value in derivative assets or liabilities, with changes in fair value recorded in the net gain or loss on sale of mortgage loans. Fair value is based on fees currently charged to enter into similar agreements, and for fixed-rate commitments also considers the difference between current levels of interest rates and the committed rates. Prior to July 1, 2002, such commitments were recorded to the extent of fees received. Fees received were subsequently included in the net gain or loss on sale of mortgage loans.

The cumulative effect of adopting SFAS No. 133 for rate lock commitments as of July 1, 2002 was not material.

STOCK-BASED COMPENSATION:

Statement of Financial Accounting Standards ("SFAS") No. 123, *Accounting for Stock-Based Compensation*, encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No 25, "Accounting for Stock Issued to Employees", whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued under the Corporation's stock option plans have no intrinsic value at the grant date, and under Opinion No. 25 no compensation cost is recognized for them. The Corporation has elected to continue with the accounting methodology in Opinion No. 25 and, as a result, has provided pro forma disclosures of net income and earnings per share and other disclosures, as if the fair value based method of accounting had been applied.

FORECLOSED ASSETS:

Foreclosed assets, which are recorded in other assets, include properties acquired through foreclosure or in full or partial satisfaction of the related loan and are held for sale.

Foreclosed assets are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, management periodically performs valuations and the assets are carried at the lower of carrying amount or fair value less costs to sell. Revenue and expenses from operations and changes in the valuation allowance are included in other expenses.

PREMISES AND EQUIPMENT:

Premises and equipment are stated at cost, less accumulated depreciation computed principally on the straight-line method over the estimated useful lives of the assets. Useful lives of assets are outlined below:

Building	32-40 years
Building components	5-30 years
Vault doors, safe deposit boxes, night depository, etc.	40 years
Furniture, fixtures and equipment	5-25 years

INCOME TAXES:

Deferred income tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. The provision (benefit) for income taxes of each subsidiary is recorded as if each subsidiary filed a separate return.

OFF BALANCE SHEET CREDIT RELATED FINANCIAL INSTRUMENTS:

In the ordinary course of business the Banks enter into commitments to extend credit and grant standby letters of credit. Such off-balance-sheet financial instruments are recorded in the consolidated financial statements when they are funded.

SEGMENTS:

Community Bankshares, Inc. through its banking subsidiaries, ONB, SNB, FNB, BOR and its mortgage subsidiary, CRM, provides a broad range of financial services to individuals and companies in South Carolina. These services include demand, time, and savings deposits; lending services; ATM processing; and similar financial services. While the Corporation's decision makers monitor the revenue streams of the various financial products and services, operations are managed and financial performance is evaluated on a corporate-wide basis. Accordingly, the subsidiary operations are not considered by management to comprise more than one reportable operating segment.

COMPREHENSIVE INCOME:

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on securities available for sale, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income. Currently, the Corporation's only component of Comprehensive Income (Loss) is its unrealized gains (losses) on securities available for sale.

TRANSFERS OF FINANCIAL ASSETS

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Corporation, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Corporation does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

RECENT ACCOUNTING PRONOUNCEMENTS:

In June 2001, the FASB issued SFAS No. 141, *Business Combinations*. No. 141 eliminates the pooling-of-interests method of accounting for business combinations and requires that all business combinations in its scope be accounted for using the purchase method of accounting. No.141 is effective for business combinations initiated after June 30, 2001. No. 141 was adopted by the Corporation and was applied to the acquisition of Community Resource Mortgage, Inc. and Ridgeway Bancshares, Inc. The adoption of this standard did not have a material effect on the financial position or operations of the Corporation.

In June 2001, the FASB issued SFAS No. 142, *Goodwill and Other Intangible Assets*). No. 142 requires that goodwill and other intangible assets that have indefinite lives are to no longer be amortized but should be evaluated at least annually for impairment. No. 142 is effective for fiscal years beginning after December 15, 2001. The adoption of this standard did not have a material effect on the financial position or operations of the Corporation.

In July 2001, the FASB issued No. 143, *Accounting for Asset Retirement Obligations*. No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate can be made, and that the associated asset retirement costs be capitalized as part of the carrying amount of the long-lived asset. No. 143 will be adopted by the Corporation for its fiscal year beginning January 1, 2003. The adoption of this standard is not expected to have a material effect on the financial position or operations of the Corporation.

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposition of Long-Lived Assets*. SFAS No. 144 requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and by broadening the presentation of discounted operations to include primarily all disposal transactions. It further establishes criteria to determine when a long-lived asset is held for sale and establishes measurement criteria at the asset's or group of assets' lower of unamortized cost or fair value at the date the asset is reclassified as held and used. SFAS No. 144 was adopted by the Company upon its required effective date, for its fiscal year ended December 31, 2002. The adoption of this standard did not have a material effect on the financial position or operations of the Corporation.

FASB Technical Bulletin No. 01-1 deferred until 2002 application of the isolation standards of FASB SFAS No. 140 as applied to financial institutions. FASB SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,* provides accounting and reporting standards for transfers of financial assets and extinguishments of liabilities based on a financial components approach that focuses on retention or surrender of control of such assets or liabilities. The Statement also requires the reclassification of financial assets pledged as collateral under certain circumstances. FASB SFAS No. 140 was effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after March 31, 2001, and effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 31, 2000. The adoption of FASB SFAS No. 140 in 2001 and the deferral allowed by FASB Technical Bulletin No. 01-01 has not had any material effect on the financial position or operations of the Corporation.

FASB SFAS No. 145, *Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No 13, and Technical Corrections,* addresses financial accounting and reporting for extinguishment of debt and for certain lease modifications that have economic effects similar to sale-leaseback transactions. This Statement requires that gains and losses from debt extinguishments that are part of an entity's recurring operations not be accounted for as extraordinary items. Furthermore, gains and losses from debt extinguishments that are not part of an entity's recurring operations are required to be evaluated using the criteria in Accounting Principles Board Opinion No. 30, *Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions* to determine whether extraordinary treatment is warranted for those transactions. The provisions of this Statement related to debt extinguishments are required to be applied in fiscal years beginning after May 15, 2002, with early application encouraged. Restatement is required for amounts that previously were classified as extraordinary, but that do not meet the criteria in Opinion No. 30 for extraordinary treatment. The Statement's other provisions were required to be applied either to transactions occurring after May 15, 2002 or for financial statements issued on or after May 15, 2002, with early application encouraged. The adoption of SFAS No. 145 as of January 1, 2002 did not have any material effect on the financial position or operations of the Corporation.

FASB SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities,* addresses financial accounting and reporting for costs associated with exit or disposal activities. This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized at its fair value when the liability is incurred, rather than the previous recognition of a liability at the date that an entity committed to an exit plan. The provisions of this Statement are effective for exit or disposal activities initiated after December 31, 2002, with early application encouraged. The adoption of SFAS No. 146 is not expected to have any material effect on the financial position or operations of the Corporation.

SFAS No. 147, *Acquisitions of Certain Financial Institutions,* addresses the financial accounting and reporting for the acquisition of all or part of a financial institution, and provides guidance on accounting for the impairment or disposal of acquired long-term customer-relationship intangible assets. This Statement requires that acquisitions of all or part of a financial institution that meet the definition of a business combination be accounted for by the purchase method in accordance with SFAS No. 141, *Business Combinations.* Acquisitions that do not qualify as business combinations are to be accounted for in accordance with paragraphs 4-8 of Statement No. 141. This Statement also makes the provisions of SFAS No.144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* applicable to long-term customer-relationship intangible assets recognized in the acquisition of a financial institution. The provisions of this Statement were generally effective as of October 1, 2002, with earlier application permitted. The adoption of this standard did not have a material effect on the financial position or operations of the Corporation.

SFAS No. 148, *Accounting for Stock-Based Compensation - Transition and Disclosure,* amends SFAS No. 123 to provide alternative methods of transition for entities that voluntarily change to the fair value method of accounting for stock-based employee compensation. It also amends the disclosure provisions of that Statement to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based compensation. The provisions of this Statement related to transition provisions and disclosure requirements were effective for financial statements for fiscal years ending after December 15, 2002. Adoption of this Statement as of December 15, 2002 did not have any material effect on the financial position or operations of the Corporation for the years ended December 31, 2002, 2001 and 2000, nor is it expected to have any such effects on the Company's future financial position or results of operations.

The American Institute of Certified Public Accountants ("AICPA") Accounting Standards Executive Committee ("AcSEC") issued Statement of Position ("SOP") 01-6, *Accounting by Certain Entities That Lend to or Finance the Activities of Others,* that reconciles existing differences in the accounting and financial reporting guidance in the AICPA Audit and Accounting Guides for banks, credit unions and thrifts. The SOP is effective for fiscal years beginning after December 15, 2001. The adoption of this SOP had no material effect on the financial position or operations of the Corporation.

The FASB issued its Interpretation 45 ("FIN 45"), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,* which addresses a guarantor's measurement and recognition of its liabilities under certain guarantee transactions at inception and provides for new disclosures regarding the nature and extent of such guarantees. The disclosure requirements are effective for interim and annual financial statements ending after December 15, 2002. FIN 45's initial recognition and measurement provisions are effective prospectively; that is, for guarantees issued or modified on or after January 1, 2003. The adoption of the disclosure provisions of this Interpretation as of December 31, 2002 had no material effect on the financial statements of the Company. Furthermore, the adoption of the Interpretation's measurement and recognition provisions as of January 1, 2003 is not expected to have any material adverse or beneficial effects on the financial position and operations of the Corporation.

ADVERTISING COSTS:

The cost of advertising is expensed as incurred.

OTHER:

Certain amounts previously reported in the statements have been reclassified to conform to the current year's presentation and disclosure requirements. These reclassifications had no effect on net income.

NOTE 3 - RESTRICTIONS ON CASH AND DUE FROM BANK ACCOUNTS:

The Banks are required to maintain average reserve balances with the Federal Reserve or in available cash. The average daily reserve balance requirements at December 31, 2002 were approximately $1.8 million.

At December 31, 2002, the Corporation had cash balances with correspondent banks totaling approximately $786,000, all but $520,000 of which was fully insured by the FDIC.

NOTE 4 - SECURITIES:

Securities held to maturity consist of the following (in thousands of dollars):

	December 31, 2002			
	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	FAIR VALUE
U.S. Government and federal agencies	$-	$-	$-	$-

	December 31, 2001			
	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	FAIR VALUE
U.S. Government and federal agencies	$500	$-	$-	$500

Securities available for sale consist of the following (in thousands of dollars):

	December 31, 2002			
	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	FAIR VALUE
U.S. Government and federal agencies	$41,488	$43	-	$41,531
State and local government	9,514	115	(4)	9,625
Federal Home Loan Bank stock	1,260	-	-	1,260
Federal Reserve stock	408	-	-	408
Equity securities	242	-	-	242
Total	$52,912	$157	$(4)	$53,066

	December 31, 2001			
	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	FAIR VALUE
U.S. Government and federal agencies	$40,437	$150	$(172)	$40,415
State and local government	801	10	-	811
Federal Home Loan Bank stock	1,396	-	-	1,396
Federal Reserve stock	408	-	-	408
Equity securities	177	-	-	177
Total	$43,219	$160	$(172)	$43,207

The amortized cost and fair value of debt securities at December 31, 2002, by contractual maturity are detailed below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

(In thousands of dollars)	Held to Maturity		Available for Sale		Total	
	Amortized cost	Fair Value	Amortized cost	Fair Value	Amortized cost	Fair Value
Within 1 year	-	-	4,011	3,970	4,011	3,970
Over 1 through 5 years	-	-	38,185	36,701	38,185	36,701
After 5 through 10 years	-	-	8,764	10,445	8,764	10,445
Over 10 years	-	-	42	40	42	40
subtotal	-	-	51,002	51,156	51,002	51,156
Equities	-	-	1,910	1,910	1,910	1,910
Grand total	$-	$-	$52,912	$53,066	$52,912	53,066

NOTE 4 - INVESTMENT SECURITIES (CONTINUED):

The following is a summary of maturities and weighted average yields of securities held to maturity and securities available for sale as of December 31, 2002 (in thousands of dollars):

	Less than one year		One year to five years		After five but within ten years		After ten years		Total	
Securities held to maturity:										
Federal agency obligations	$-	0.00%	$-		$-		$-		$-	0.00%
Total held to maturity	-	0.00%	-		-				-	0.00%
Securities available for sale:										
US Government obligations	998	1.10%	-	0.0%	-	0.0%	-	0.0%	998	1.10%
Federal agency obligations	2,052	5.85%	32,910	3.59%	5,531	4.57%	40	8.04%	40,533	3.83%
State and local governments	920	6.67%	3,791	7.03%	4,914	6.31%	-		9,625	6.63%
Equities	-		-		-		1,910	6.55%	1,910	6.55%
Total available for sale	3,970	4.57%	36,701	3.94%	10,445	5.39%	1,950	6.60%	53,066	4.37%
Total for portfolio	3,970	4.57%	36,701	3.94%	10,445	5.39%	1,950	6.58%	53,066	4.37%

Yields on tax exempt obligations have been computed on a tax equivalent basis using the statutory federal tax rate of 34%.

The Banks, with the exception of the BOR, as members of the Federal Home Loan Bank of Atlanta ("FHLB"), are required to own capital stock in the FHLB of Atlanta based generally upon their balances of residential mortgage loans and FHLB advances. FHLB capital stock owned by the banks is pledged as collateral on FHLB advances. No ready market exists for this stock and it has no quoted market value. However, redemption of this stock has historically been at par value.

All equity securities including investments in the FHLB stock and Federal Reserve Bank stock (as required of the respective banks) have no contractual maturity and are classified in the maturity category of over ten years.

At December 31, 2002 and 2001, investment securities with a carrying value of $12,328,000 and $29,167,000, respectively, were pledged to secure public deposits, FHLB advances, and for other purposes required and permitted by law. At December 31, 2002 and 2001, the carrying amount of securities pledged to secure repurchase agreements was approximately $24,590,000 and $6,108,000, respectively.

NOTE 5 - LOANS RECEIVABLE:

The following is a summary of loans by category at December 31, 2002 and 2001 (in thousands of dollars):

	2002	2001
Commercial, financial and agricultural	$78,210	$56,515
Real estate - construction	23,345	19,557
Real estate - mortgage	168,499	127,002
Installment loans to individuals	36,430	26,831
Total loans - gross	306,484	229,905

The loan portfolio included fixed rate and adjustable rate loans totaling $191,440,000 and $115,044,000 respectively, at December 31, 2002.

Total overdrawn demand deposits totaling $748,000 and $1,304,000 have been reclassified as loan balances at December 31, 2002 and 2001, respectively.

Gross proceeds on mortgage loans originated for resale were approximately $176,011,000, $34,915,000, and $5,868,000 for the years ended December 31, 2002, 2001, and 2000, respectively. All of these loans were sold at par; therefore, no gain or loss was recognized on the sales.

Loans outstanding to directors, executive officers, principal holders of equity securities, or to any of their associates totaled $13,942,000 at December 31, 2002, and $10,367,000 at December 31, 2001. A total of $17,162,000 in loans were made or added, while a total of $13,587,000 were repaid or deducted during 2002. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collectibility. Changes in the composition of the board of directors or the group comprising executive officers also result in additions to or deductions from loans outstanding to directors, executive officers or principal holders of equity securities.

Changes in the allowance for loan losses and related ratios for the years ended December 31, 2002, 2001, and 2000, were as follows (in thousands of dollars):

	2002	2001	2000
Average amount of loans outstanding	$281,907	$211,901	$179,654
Allowance for loan losses - January 1 *	$3,274	$2,424	$1,936
Loan charge-offs:			
Real estate	175	9	78
Installment	223	202	116
Credit cards and related plans	-	9	9
Commercial and other	374	87	33
Total charge-offs	772	307	236
Recoveries:			
Real estate	1	-	3
Installment	20	33	25
Credit cards and related plans	-	2	2
Commercial	17	-	6
Total recoveries	38	35	36
Net charge-offs	734	272	200
Provision for loan losses **	1,033	678	688
Allowance for loan losses at end of year	$3,573	$2,830	$2,424
Ratios			
Net charge-offs to average loans outstanding	0.26%	0.13%	0.11%
Net charge-offs to loans outstanding at end of year	0.24%	0.12%	0.10%
Allowance for loan losses to average loans	1.26%	1.34%	1.35%
Allowance for loan losses to total loans at end of year	1.17%	1.23%	1.24%
Net charge-offs to allowance for losses	20.54%	9.61%	8.25%
Net charge-offs to provision for loans losses	71.06%	40.12%	29.07%

* Allowance balance for 2002 includes $444 acquired when Ridgeway Bancshares was merged into the Corporation on July 1, 2002

**Provision expense for 2001 includes $28 acquired with Community Resource Mortgage merger

The following is a summary of information pertaining to impaired loans:

	Year Ended December 31,	
	2002	2001
	(In thousands)	
Impaired loans without a valuation allowance	$-	$-
Impaired loans with a valuation allowance	796	281
Total impaired loans	796	281
Valuation allowance related to impaired loans	$119	$42

	Years Ended December 31,		
	2002	2001	2000
		(In thousands)	
Average investment in impaired loans	$862	$260	$331
Interest income recognized on impaired loans	$-	$-	$-
Interest income recognized on a cash basis on impaired loans	$-	$-	$-

No additional funds are committed to be advanced in connection with impaired loans.

Nonaccrual, past due loans, and other real estate owned at December 31, 2002 and 2001, were as follows (in thousands of dollars):

	2002	2001
Nonaccrual loans	$796	$281
Accruing loans 90 days or more past due	1,740	17
Total	2,536	298
Total as a percentage of outstanding loans	0.83%	0.13%
Other real estate owned	$219	$267

Gross interest income that would have been recorded for the years ended December 31, 2002, 2001, and 2000 if nonaccrual loans had been performing in accordance with their original terms was approximately $39,000, $7,000, and $33,000, respectively.

NOTE 6 - PREMISES AND EQUIPMENT:

Premises and equipment at December 31, 2002 and 2001, consist of the following (in thousands of dollars):

	2002	2001
Land	$1,149	$867
Building and components	3,975	3,454
Furniture, fixtures and equipment	4,719	3,576
Total	9,843	7,897
Less, accumulated depreciation	3,467	2,720
Premises and equipment – net	6,376	5,177

Depreciation expense was approximately $643,000, $467,000, and $478,000, for the years ended December 31, 2002, 2001, and 2000, respectively.

The FNB office building was built on leased land. The land is being leased under a noncancellable operating lease for an initial term of ten years. The lease terms provide for two ten year renewal options and a third renewal of two years. FNB is responsible for property taxes and improvements. The annual basic rent in lease years one through five is $48,000 and in years six through ten $53,000. Rent expense for FNB totaled $48,000 per year for 2002, 2001, and 2000, respectively.

SNB constructed a branch office on West Liberty Street in Sumter, SC. The building was opened for business in February 2003. The building is approximately 3,600 square feet and cost approximately $547,000. The land, approximately one acre, is being leased under a noncancellable operating lease for an initial term of twenty years. The lease terms provide for four five-year renewal options after the initial term. SNB is responsible for property taxes and improvements. The annual basic rent in lease years one through five is $35,000; in years six through ten $36,000; in years eleven through fifteen $38,000; and in years sixteen through twenty $40,000. Rent expense for SNB, which began in October 2001, totaled $35,000 and $9,000 in 2002 and 2001, respectively.

Until November 2002 CRM rented all three of its current locations. Rent expense for 2002 totaled $66,000. Rent expense for November and December 2001 totaled $10,000. In November CRM relocated its Columbia office to the Congaree Building on Hampton Street in Columbia. The Columbia office is being leased for a five year term beginning November 2002 and ending October 2007, after which the lease will renew automatically on a month-to-month basis. Lease expense in years 1 through 3 is $94,080; year 4 $96,902, and year 5 $99,810. The other offices are rented on a month-to-month basis.

NOTE 7 - DEPOSITS:

At December 31, 2002, the scheduled maturities of time deposits greater than $100,000 are as follows (in thousands of dollars):

Maturing in	
2003	$ 58,997
2004	5,876
2005	2,672
2006	401
2007	-
Thereafter	-
Total	67,946

Deposits of directors and officers totaled approximately $5,074,000 and $3,913,000 at December 31, 2002 and 2001, respectively.

NOTE 8 – SHORT-TERM BORROWING:

Federal funds purchased and securities sold under agreements with customers to repurchase generally mature within one to four days from the transaction date. Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction. The Corporation monitors the fair value of the underlying securities on a daily basis and it is the Banks' policy to maintain a collateral value greater than the principal and accrued interest of the transaction. All securities underlying these agreements are institution-owned securities.

Information concerning securities sold under agreements to repurchase is summarized as follows (in thousands of dollars):

	2002	2001
Outstanding at year-end	$16,302	$4,171
Interest rate at year-end	.78%	2.08%
Interest expense	$122	$237
Maximum month-end balance during the year	$16,302	$10,976
Average amount outstanding during the year	$8,419	$7,533
Weighted average interest rate during the year	1.45%	3.15%

At December 31, 2002 and 2001 there were no federal funds purchased.

LINES OF CREDIT PAYABLE

Lines of credit payable represent warehouse lines funding loan production for CRM. At year end these balances totaled $18,249,000. Of this amount, $12,326,000 was borrowed from BB&T at the one month LIBOR rate plus 1.95%. The BB&T line expires in October 2003. The line is secured with the value of the underlying mortgages and the guarantee of the Corporation to a maximum of $14 million. The remaining $5,923,000 is the balance on a line outstanding with First Horizon, priced at the individual mortgage loan note rate. The operations of CRM are included in the consolidated financial statements for the two month period ended December 31, 2001, and for the year ended December 31, 2002.

NOTE 9 - FEDERAL HOME LOAN BANK ADVANCES:

The Banks, with the exception of BOR, are members of the Federal Home Loan Bank of Atlanta and as such, have access to long-term borrowing. The collateral for any such borrowings consists of blanket liens on the Banks' one-to-four family residential loans and all the banks' stock in the Federal Home Loan Bank of Atlanta. Borrowings during 2002 and 2001 are summarized as follows (in thousands of dollars):

	2002	2001
Outstanding at year-end	$20,210	$20,280
Interest rate at year-end	5.54%	5.54%
Maximum amount outstanding at any month-end	$20,280	$20,350
Average amount outstanding during the year	$20,254	$19,899
Weighted average interest rate during the year	5.54%	5.77%

Required principal reductions are as follows (in thousands of dollars):

Year ended Dec. 31,	
2003	$ 70
2004	70
2005	1,370
2006	500
2007	1,000
Thereafter	17,200
Total	20,210

NOTE 10 - COMMON STOCK:

The Corporation declared a five percent stock dividend in January 2000. The average number of common shares outstanding and all earnings per common share amounts included in the accompanying consolidated financial statements and notes are based on the increased number of shares giving retroactive effect for the stock dividend.

The Corporation issued 95,454 shares of its common stock in November 2001 in exchange for 100% of the common stock of Resource Mortgage, Inc. The shares were valued at the then market price of $13.00 and totaled approximately $1.2 million.

The Corporation issued 1,000,000 shares of its common stock in July 2002 in exchange for 100% of the common stock of Ridgeway Bancshares, Inc., the parent of the Bank of Ridgeway. The shares were valued at the market price of $12.02 at the time of the public announcement of the proposed merger, in November 2001, and totaled approximately $12 million.

Under the Corporation's Dividend Reinvestment Plan, shareholders may reinvest all or part of their cash dividends in shares of common stock and also purchase additional shares of common stock. During the three year period ended December 31, 2002 all shares purchased under this plan were purchased in the market, not issued by the Corporation.

NOTE 11 - STOCK OPTIONS AND DIVIDEND REINVESTMENT SHARES:

At December 31, 2002, 485,600 common shares were reserved for issuance pursuant to an employee stock option plan and 624,655 common shares were reserved for issuance pursuant to the dividend reinvestment and additional stock purchase plan.

During 2001 the Corporation amended its 1997 Stock Option Plan to increase by 200,000 shares the number of shares reserved for issuance upon exercise of options and to permit participation in the plan by non-employee directors. Under the Plan, as amended, up to 485,600 shares of common stock were authorized to be granted to selected officers, other employees, and non-employee directors of the Corporation and/or its subsidiaries pursuant to exercise of incentive and nonqualified stock options. Of such shares, 290,050 were reserved for issuance pursuant to exercise of incentive stock options and 195,550 were reserved for issuance pursuant to exercise of nonqualified stock options.

The exercise price of any incentive option granted is equal to the fair value of the common stock on the date the option is granted. Nonqualified options can be issued for less than fair value; however, the Corporation has not elected to issue these options for less than fair value at the date of the grant. The options are vested upon issuance, but may be exercised no earlier than one year after issuance.

A summary of the status of options issued pursuant to the Corporation's 1997 pre-amended stock option plan is presented below:

	2002		2001		2000	
	Shares	Exercise Price	Shares	Exercise Price	Shares	Exercise Price
Fixed options:						
Outstanding at beginning of year	54,600	$7.60	61,320	$7.60	63,840	$7.60
Granted			-	-	-	-
Exercised	(3,150)	7.60	(5,040)	7.60	(2,520)	7.60
Forfeited	(1,680)	7.60	(1,680)	7.60	-	-
Outstanding at end of year	49,770	7.60	54,600	7.60	61,320	7.60
Options exercisable at year-end	49,770	7.60	54,600	7.60	61,320	7.60

A summary of the status of options issued pursuant to of the Corporation's 1997 stock option plan, as amended in 1999, is presented below:

	2002		2001		2000	
	Shares	Exercise Price	Shares	Exercise Price	Shares	Exercise Price
Fixed options:						
Outstanding at beginning of year	154,665	$12.83	157,920	$12.83	161,700	$12.83
Granted	-	-	-	-	-	-
Exercised	(250)	12.83	-	-	-	-
Forfeited	(7,455)	12.83	(3,255)	12.83	(3,780)	12.83
Outstanding at end of year	146,960	12.83	154,665	12.83	157,920	12.83
Options exercisable at year-end	146,960	$12.83	154,665	$12.83	157,920	$12.83

A summary of the status of options issued pursuant to of the Corporation's 1997 stock option plan, as amended in 2001, is presented below:

	2002		2001		2000	
	Shares	Exercise Price	Shares	Exercise Price	Shares	Exercise Price
Fixed options:						
Outstanding at beginning of year	189,900	$ 11.00	-	$ -	-	$ -
Granted	-	-	191,400	11.00	-	-
Exercised	600	11.00	-	-	-	-
Forfeited	(2,750)	11.00	(1,500)	11.00	-	-
Outstanding at end of year	186,550	11.00	189,900	11.00	-	-
Options exercisable at year-end	186,550	$11.00	-	$ -	-	$ -
Weighted average fair value of options granted during the year	-	$ -	-	$ 3.04	-	$ -

Information pertaining to options outstanding at December 31, 2002 is as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$7.60-$12.83	383,280	6.4 years	$11.27	383,280	$11.27

The Corporation applies APB Opinion No. 25 and related interpretations in accounting for its stock-based compensation plans. Accordingly, no compensation cost has been recognized. Had compensation cost for the Corporation's stock option plans been determined based on the fair value at the grant dates for awards under the plans consistent with the method prescribed by SFAS No. 123, the Corporation's net income and earnings per share would have been adjusted to the pro forma amounts indicated below:

	Year Ended December 31 (In thousands, except per share data)		
	2002	2001	2000
Net income - as reported	$ -	$ 3,908	$ -
Less total stock based employee compensation expense determined under fair value based method for all awards net of related tax effects	-	(582)	-
Net income - pro forma	-	3,326	-
Basic earnings per share - as reported	-	1.21	-
Basic earnings per share - pro forma	-	1.02	-
Diluted earnings per share - as reported	-	1.20	-
Diluted earnings per share - pro forma	-	1.02	-

No options were granted in 2002 or 2000.

NOTE 12 - INCOME TAXES:

The Corporation files consolidated federal income tax returns on a calendar-year basis.

The provision for income taxes consists of the following (in thousands of dollars):

	2002	2001	2000
Current tax provision:			
Federal	$2,768	$2,177	$1,801
South Carolina	167	119	154
Deferred tax benefit	(15)	(140)	(148)
Total	2,920	2,156	1,807

The provision for income taxes differs from that computed by applying federal statutory rates to income before federal income tax expense as indicated in the following summary (in thousands of dollars):

	2002	2001	2000
Income tax at statutory rate on income before income taxes	$2,823	$2,062	$1,684
Increase (decrease) resulting from:			
South Carolina bank tax, net of federal tax benefit	221	164	147
Tax exempt interest	(78)	(16)	(17)
Amortization of organization costs	(17)	(16)	(24)
Other	(35)	(38)	17
Provision for income taxes	2,920	2,156	1,807

Temporary differences, which give rise to deferred tax assets and liabilities at December 31, 2002 and 2001, are as follows (in thousands of dollars):

	2002	2001
Deferred tax assets:		
Allowance for loan losses	$1,131	$908
Net unrealized losses on securities available for sale	-	4
Preopening costs	5	20
State tax net operating loss carry forward	-	43
Other	1	-
Total deferred tax assets	1,137	975
Deferred tax liabilities:		
Depreciation	206	105
Accretion	9	-
Net unrealized gains on securities available for sale	298	-
Net fair value effect of business combination	40	-
Total deferred tax liabilities	553	105
Net deferred tax asset	584	870

NOTE 13 - EMPLOYEE BENEFIT PLANS:

The Corporation provides a defined contribution plan with an Internal Revenue Code Section 401(k) provision. All employees who have completed 500 hours of service during a six-month period and have attained age 21 may participate in the plan.

A participant may elect to make tax deferred contributions up to a maximum of 12% of eligible compensation. The Corporation will make matching contributions on behalf of each participant for 100% of the elective deferral, not exceeding 3% of the participant's compensation. The Corporation may also make nonelective contributions determined at the discretion of the Board of Directors.

The Corporation's contributions for 401(k) related profit sharing for the years ended December 31, 2002, 2001, and 2000 totaled approximately $132,000, $146,000, and $119,000, respectively. Since 2001 the senior officers of the Corporation are no longer included in this profit sharing program.

NOTE 14 - OFF-BALANCE-SHEET ACTIVITIES:

The Banks are parties to credit related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of their customers. These financial instruments include commitments to extend credit and standby letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

The Banks' exposure to credit loss is represented by the contractual amount of these commitments. The Banks use the same credit policies in making commitments as they do for on-balance-sheet instruments.

At December 31, 2002 and 2001, the following financial instruments were outstanding whose contract amounts represent credit risk:

	Contract Amount	
	2002	2001
	(In thousands)	
Commitments to grant loans	$14,603	$11,596
Unfunded commitments under lines of credit	20,493	18,342
Standby letters of credit	2,506	2,877

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if deemed necessary by the Banks upon extension of credit, is based on management's credit evaluation of the counter-party. Collateral held varies but may include personal residences, accounts receivable, inventory, property, plant, and equipment, and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Banks to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support private borrowing arrangements. All letters of credit are short-term guarantees. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Banks generally hold collateral supporting those commitments if deemed necessary. Since many of the standby letters of credit are expected to expire without being drawn upon, the total letter of credit amounts do not necessarily represent future cash requirements.

To reduce credit risk related to the use of credit-related financial instruments, the Bank might deem it necessary to obtain collateral. The amount and nature of the collateral obtained is based on the Banks' credit evaluation of the customer. Collateral held varies but may include cash, securities, accounts receivable, inventory, property, plant and equipment and real estate.

NOTE 15 - EARNINGS PER COMMON SHARE:

Basic earnings per common share represent income available to common stockholders divided by the weighted-average number of common shares outstanding during the year. Diluted earnings per common share reflect additional common shares that would have been outstanding if dilutive potential common shares had been issued. Potential common shares that may be issued by the Corporation relate solely to outstanding stock options, and are determined using the treasury stock method.

Earnings per common share have been computed based on the following:

	Years Ended December 31,		
	2002	2001 (In thousands)	2000
Net income	$5,401	$3,908	$3,147
Average number of common shares outstanding	3,803,737	3,217,902	3,194,129
Effect of dilutive options	110,313	28,576	21,403
Average number of common shares outstanding used to calculate diluted earnings per common share	3,914,050	3,246,478	3,215,532

NOTE 16 - OTHER COMPREHENSIVE INCOME:

The components of other comprehensive income and related tax effects are as follows:

	Years Ended December 31,		
	2002	2001 (In thousands)	2000
Unrealized holding gains (losses) on available for sale securities	$ 283	$ 225	$ 594
Less: Reclassification adjustment for gains (losses) realized in income	(119)	(31)	-
Net unrealized gains (losses)	164	194	594
Tax effect	(59)	(70)	(214)
Net-of-tax amount	105	124	380

NOTE 17 - CREDIT RISK CONCENTRATIONS

Concentrations of credit risk arise when a number of customers are engaged in similar business activities, or activities in the same geographic region, or have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic conditions.

The Banks regularly monitor various segments of their credit risk portfolio to assess potential concentration risks and to obtain collateral when considered necessary.

NOTE 18 - FAIR VALUE OF FINANCIAL INSTRUMENTS:

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Corporation's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. These techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. SFAS No. 107, "Disclosures about Fair Value of Financial Instruments", excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Corporation.

The following methods and assumptions were used by the Corporation in estimating fair values of financial instruments as disclosed herein:

Cash and cash equivalents. The carrying amounts of cash and cash equivalents approximate fair values.

Interest-bearing deposits with banks. The carrying amounts of interest-bearing deposits with banks approximate their fair values.

Securities available for sale and held to maturity. Fair values for securities, excluding FHLB and Federal Reserve Bank of Richmond stock, are based on quoted market prices. The carrying value of FHLB and Federal Reserve Bank of Richmond stock approximates fair value based on the redemption provisions of the FHLB and Federal Reserve Bank of Richmond. The market values of state and local government securities are established with the assistance of an independent pricing service. The values are based on data which often reflect transactions of relatively small size and are not necessarily indicative of the value of the securities when traded in large volumes.

Loans held for sale. The carrying amounts approximate their fair values.

Loans receivable. Fair values for certain mortgage loans (for example, one-to-four family residential) and other consumer loans are based on quoted market prices of similar loans sold, adjusted for differences in loan characteristics. Fair values for all other performing loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for non-performing loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Deposit liabilities. The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). Fair values for CDs are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Short-term borrowings. The carrying amounts of federal funds purchased and borrowings under repurchase agreements approximate their fair values.

FHLB advances. The fair values of the FHLB advances are estimated using discounted cash flow analyses based on the Corporation's current incremental borrowing rates for similar types of borrowing arrangements.

Accrued interest. The carrying amounts of accrued interest approximate fair value.

Off-balance-sheet instruments. Fair values for off-balance-sheet credit-related financial instruments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standings.

The estimated fair values and related carrying or notional amounts of the Corporation's financial instruments at December 31, 2002 and 2001, are as follows (in thousands of dollars):

	2002		2001	
	CARRYING AMOUNT	FAIR VALUE	CARRYING AMOUNT	FAIR VALUE
Financial assets:				
Cash and cash equivalents	$38,569	$38,569	$25,649	$25,649
Interest-bearing deposits with banks	511	511	2,376	2,376
Investment securities	53,066	53,066	43,707	43,707
Loans held for sale	24,664	24,664	10,265	10,265
Loans receivable	302,911	303,845	227,075	228,915
Accrued interest receivable	2,131	2,131	1,762	1,762
Financial liabilities:				
Deposits	$337,062	$338,039	$255,433	$256,952
Federal funds purchased and securities sold under agreements to repurchase	16,302	16,306	4,171	4,175
Federal Home Loan Bank advances	20,210	22,335	20,280	19,656
Lines of credit payable	18,249	18,249	9,028	9,028
Accrued interest payable	759	759	946	946
Off-balance-sheet credit related financial instruments:				
Commitments to extend credit	14,603	14,603	11,596	11,596
Unfunded commitments under lines of credit	20,493	20,493	18,342	18,342
Standby letters of credit	2,506	2,506	2,877	2,877

NOTE 19 - CONTINGENCIES:

CLAIMS AND LAWSUITS:

The Corporation is subject at times to claims and lawsuits arising out of the normal course of business. As of December 31, 2002, no claims or lawsuits were pending which, in the opinion of management are likely to have a material effect on the Corporation's consolidated financial statements.

NOTE 20 - REGULATORY MATTERS:

The Banks are subject to the dividend restrictions set forth by various banking regulators. Under such restrictions, the national banks may not, without the prior approval, declare dividends in excess of the sum of the current year's earnings (as defined) plus the retained earnings (as defined) from the prior two years and the state bank may not declare dividends in excess of the current year's earnings. The dividends, at December 31, 2002, that the Banks could declare, without the approval of their primary bank regulator, amounted to approximately $8,070,000. In addition, dividends paid by the Banks to the Corporation would be prohibited if the effect thereof would cause the Banks' capital to be reduced below applicable minimum capital requirements.

Under Federal Reserve regulation, the Banks also are limited as to the amount they may lend to the Corporation unless such loans are collateralized by specified obligations. The maximum amount available for transfer from the Banks to the Corporation in the form of loans or advances totaled approximately $3,285,000 at December 31, 2002.

Also the Banks are limited by law as to the amount they may loan any non-depository affiliate, such as CRM. Such loans are subject to the requirements of Section 23A of the Federal Reserve Act and in general are limited to not more than 10% of capital and must have at least 120% collateral to loan amount.

The Corporation (on a consolidated basis) and the Banks are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material adverse effect on the Corporation's and the Banks' financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and the Banks must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation and the Banks to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined). Management believes, as of December 31, 2002 and 2001, that the Corporation and the Banks met all capital adequacy requirements to which they are subject.

As of December 31, 2002, for ONB, for SNB, for FNB, and for BOR the most recent notifications from the FDIC categorized the Banks as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Banks must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since the notifications that management believes have changed the Banks' categories. The Corporation's and the Banks' actual capital amounts and ratios are also presented in the following table (in thousands of dollars).

NOTE 20 - REGULATORY MATTERS (CONTINUED):

	ACTUAL		MINIMUM REQUIRED FOR CAPITAL ADEQUACY PURPOSES		MINIMUM REQUIRED TO BE WELL CAPITALIZED UNDER PROMPT CORRECTIVE ACTION PROVISIONS	
	AMOUNT	RATIO	AMOUNT	RATIO	AMOUNT	RATIO
At December 31, 2002						
Tier I Capital (to Average Assets)						
Consolidated	$35,724	8.3%	$17,233	4.0%	$21,542	5.0%
ONB	14,820	8.7%	6,831	4.0%	8,538	5.0%
SNB	7,734	7.4%	4,176	4.0%	5,220	5.0%
FNB	4,501	8.3%	2,176	4.0%	2,720	5.0%
BOR	6,271	7.8%	3,229	4.0%	4,037	5.0%
Tier I Capital (to Risk Weighted Assets)						
Consolidated	$35,724	11.6%	12,366	4.0%	18,549	6.0%
ONB	14,820	12.3%	4,828	4.0%	7,242	6.0%
SNB	7,734	9.0%	3,456	4.0%	5,184	6.0%
FNB	4,501	9.6%	1,870	4.0%	2,805	6.0%
BOR	6,271	13.8%	1,823	4.0%	2,805	6.0%
Total Capital (to Risk Weighted Assets)						
Consolidated	39,255	12.7%	24,732	8.0%	30,915	10.0%
ONB	16,329	13.5%	9,656	8.0%	12,070	10.0%
SNB	8,734	10.1%	6,912	8.0%	8,640	10.0%
FNB	5,009	10.7%	3,740	8.0%	4,675	10.0%
BOR	6,715	14.7%	3,646	8.0%	4,558	10.0%
At December 31, 2001						
Tier I Capital (to Average Assets)						
Consolidated	$26,633	7.9%	$13,498	4.0%	$16,872	5.0%
ONB	13,270	7.9%	6,760	4.0%	8,450	5.0%
SNB	6,736	7.6%	3,550	4.0%	4,438	5.0%
FNB	4,087	8.8%	1,854	4.0%	2,317	5.0%
Tier I Capital (to Risk Weighted Assets)						
Consolidated	$26,633	11.4%	9,383	4.0%	14,074	6.0%
ONB	13,270	11.6%	4,568	4.0%	6,852	6.0%
SNB	6,736	8.9%	3,023	4.0%	4,534	6.0%
FNB	4,087	10.4%	1,573	4.0%	2,359	6.0%
Total Capital (to Risk Weighted Assets)						
Consolidated	29,368	12.5%	18,766	8.0%	23,457	10.0%
ONB	14,698	12.9%	9,136	8.0%	11,420	10.0%
SNB	7,638	10.1%	6,045	8.0%	7,556	10.0%
FNB	4,492	11.4%	3,145	8.0%	3,932	10.0%

NOTE 21 - CONDENSED FINANCIAL STATEMENTS:

Presented below are the condensed financial statements for Community Bankshares, Inc. (Parent Company only) (in thousands of dollars):

COMMUNITY BANKSHARES, INC. (PARENT COMPANY ONLY)

	December 31,	
	2002	2001
Balance Sheets:		
Assets:		
Cash	$712	$1,399
Investment in banking subsidiaries	41,357	24,598
Securities available for sale, at fair value	50	50
Premises and equipment (net of accumulated depreciation of $515 in 2002 and $620 in 2001)	429	403
Goodwill	921	921
Other assets	404	294
Total assets	$43,873	$27,665
Liabilities and shareholders' equity:		
Other liabilities	$156	$118
Shareholders' equity	43,717	27,547
Total liabilities and shareholders' equity	$43,873	$27,665

	2002	2001	2000
Statements of Income:			
Income:			
Management fees assessed subsidiaries	$1,725	$1,440	$1,352
Dividends from subsidiaries	1,550	1,460	1,027
Interest	32	79	67
Noninterest income	11	-	-
Total	3,318	2,979	2,446
Expenses:			
Salaries and employee benefits	1,159	976	842
Premises and equipment	217	278	272
Supplies	79	69	61
Director fees	24	22	22
Other general expenses	541	314	276
Total	2,020	1,659	1,473
Income before income tax (provision) benefit and equity in undistributed earnings of subsidiaries	1,298	1,320	973
Applicable income tax (provision) benefit	91	53	(28)
Equity in undistributed earnings of subsidiaries	4,012	2,535	2,202
Net income	$5,401	$3,908	$3,147

	2002	2001	2000
Statements of Cash Flows:			
Cash flows from operating activities:			
Net income	$5,401	$3,908	$3,147
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization	130	103	107
Decrease (increase) in other assets	(84)	(156)	28
Increase (decrease) in other liabilities	37	62	6
Equity in undistributed earnings of subsidiaries	(4,012)	(2,535)	(2,202)
Net cash provided by operating activities	1,472	1,382	1,086
Cash flows from investing activities:			
Investment in SNB	-	-	(250)
Investment in BOR	(621)	-	-
Purchase of equipment	(182)	(269)	(50)
Net cash used by investing activities	(803)	(269)	(300)
Cash flows from financing activities:			
Expenses associated with merger	(178)	(43)	-
Common stock issued under stock options	40	39	22
Stock issuance cost	-	-	(10)
Cash dividends paid	(1,218)	(904)	(645)
Net cash provided (used) by financing activities	(1,356)	(908)	(633)
Net increase (decrease) in cash	(687)	205	153
Cash at beginning of year	1,399	1,194	1,041
Cash at end of year	$712	$1,399	$1,194
Supplemental disclosures of cash flow information:			
Cash payments for income taxes	$2,893	$2,043	$1,780
Supplemental schedule of non-cash investing activities:			
Transfer from retained earnings to common stock outstanding for the market value of the 5% stock dividend	-	-	$1,709
Fair value of shares issued for purchase of Community Resource Mortgage Inc.	-	$1,241	-
Fair value of shares issued for purchase of Ridgeway Bancshares Inc.	$12,020	-	-

NOTE 22 - ACQUISITION:

RESOURCE MORTGAGE INC. (NOW COMMUNITY RESOURCE MORTGAGE INC.):

On November 1, 2001 the Corporation acquired 100% of the common stock of Resource Mortgage Inc., which was renamed Community Resource Mortgage, Inc. (CRM). The results of CRM's operations have been included in the consolidated financial statements since that date. CRM is a mortgage company with offices located in Columbia, Anderson and Sumter, South Carolina. As a result of the acquisition the Corporation expects to be able to provide a greater variety of one to four family mortgage products than it was previously able to provide.

The aggregate purchase price was $1.2 million, which was comprised of 95,454 shares of the Corporation's common stock. One-third of the shares were issued at the consummation of the transaction. The remainder was held in escrow pending the attainment of certain financial goals. The value of the 95,454 shares was determined based on the average market price of the Corporation's common stock for the two day period before and after the announcement of the acquisition. Based on the operating results for the year ended December 31, 2001 in March 2002, 47,727 additional shares were distributed to the former shareholders of Resource Mortgage, Inc. At December 31, 2002 15,909 shares were held in escrow. These shares were distributed in March 2003.

The following table summarizes the estimated fair market value of the assets acquired and liabilities assumed at the date of the acquisition.

At November 1, 2001 (thousands of dollars)	
Current assets	$582
Property, plant and equipment	69
Mortgages receivable	10,395
Other assets	46
Goodwill	879
Total assets acquired	11,971
Liabilities acquired	(10,730)
Net assets acquired	1,241

Subsequent to the acquisition date the Corporation recognized an additional $42,000 in costs directly associated with the purchase of CRM. Accordingly, the balance in goodwill at December 31, 2002 is $921,000.

RIDGEWAY BANCSHARES INC.:

On July 1, 2002 the Corporation acquired 100% of the common stock of Ridgeway Bancshares. Inc., the parent company of the Bank of Ridgeway. The results of BOR's operations for the six months ended December 31, 2002 have been included in the consolidated financial statements for the Corporation. As a result of the acquisition, the Corporation has greatly expanded its market presence in the northeast Columbia, and Fairfield County, South Carolina, areas.

The aggregate purchase price was $16 million, which was comprised of 1,000,000 shares of the Corporation's common stock and $4,000,000 cash. The value of the shares was determined based on the average market price of the Corporation's common stock for the two day period immediately before and after the announcement of the acquisition in late November 2001, $12.02 per share.

Immediately subsequent to the merger, BOR paid a special dividend of $3.5 million to the Corporation. Corporation used the $3.5 million to help defray the $4 million cash portion of the purchase transaction. On the bank's books cash and other liabilities were reduced by the amount of the special dividend, as were goodwill and shareholders' equity.

The following table summarizes the estimated fair market value of the assets acquired and liabilities assumed at the date of the acquisition of BOR.

At July 1, 2002 ($ in thousands)	
Cash and cash equivalents	$9,626
Interest bearing deposits	148
Investment securities	24,727
Loans, net of allowance	44,078
Premises and fixed assets, net	1,021
Other assets	817
Core deposit intangible	3,698
Goodwill	3,061
Total assets acquired	87,176
Deposits	66,696
Interest payable	88
Securities sold under agreements to repurchase	3,600
Other liabilities	4,272
Total liabilities acquired	74,656
Net assets acquired	$12,520

Included in the fair value of the loan portfolio is a fair value adjustment of $243,000. Based on actual loan history and anticipated customer behavior, management is amortizing this to loan interest income over a five year period. Amortization expense recognized in 2002 totaled $24,000. Included in the fair value of the deposits is a fair value adjustment of $162,000. Based on contracted maturities management is amortizing this as a reduction of interest expense over an 18 month period. Amortization recognized in 2002 totaled $54,000.

The pro forma financial impact of the merger is represented below as if the merger had been effected January 1 of each reported year ("CBI" is the Corporaton, "RW" is Ridgeway Bancshares Inc.).

	2002			2001		
For the year ended December 31,	CBI	RW	Total	CBI	RW	Total
Total interest and noninterest income	29,938	2,693	32,631	24,785	5,972	30,757
Net interest income	13,867	1,674	15,541	10,940	3,116	14,056
Net income	5,401	410	5,811	3,908	1,087	4,995
Net income per share, basic						
As reported			$1.42			$1.21
Pro forma			$1.35			$1.18
Net income per share, diluted:						
As reported			$1.38			$1.20
Pro forma			$1.32			$1.18

NOTE 23 – INTANGIBLE ASSETS

The changes in the carrying amounts of goodwill attributable to CRM and BOR for the year ended December 31, 2002 are as follows:

	CRM	BOR	Total
Balance, beginning of year	$921	$-	$921
Goodwill acquired during year	-	3,061	3,061
Impairment losses	-	-	-
Balance, end of year	$921	$3,061	$3,982

Goodwill for CRM was tested for impairment during mid-2002 by an outside firm. No impairment was determined. Goodwill for the BOR will be tested for impairment during 2003.

As part of the valuation of BOR, conducted by a third party valuation firm, a core deposit intangible was computed of $3,698,000. The estimated life of this intangible was determined to be 15 years. Amortization expense totaled $123,000 in 2002 and will total $246,000 in 2003 and beyond.

NOTE 24 - QUARTERLY DATA (UNAUDITED):

	Years ended December 31,							
	2002				2001			
	Fourth quarter	Third quarter	Second quarter	First quarter	Fourth quarter	Third quarter	Second quarter	First quarter
Interest and dividend income	$6,082	$6,140	$4,941	$4,823	$5,001	$5,261	$5,389	$5,550
Interest expense	(2,084)	(2,165)	(1,864)	(2,006)	(2,187)	(2,491)	(2,737)	(2,846)
Net interest income	3,998	3,975	3,077	2,817	2,814	2,770	2,652	2,704
Provision for loan losses	(436)	(239)	(189)	(169)	(193)	(180)	(135)	(142)
Net interest income after provision for loan losses	3,562	3,736	2,888	2,648	2,621	2,590	2,517	2,562
Noninterest income	2,386	2,114	1,688	1,645	1,597	727	678	551
Gains (losses) on sale of sec.	-	15	62	42	-	17	14	-
Noninterest expense	(3,702)	(3,440)	(2,745)	(2,578)	(2,488)	(1,833)	(1,777)	(1,712)
Income before income taxes	2,246	2,425	1,893	1,757	1,730	1,501	1,432	1,401
Provision for income taxes	(781)	(825)	(682)	(632)	(615)	(539)	(502)	(500)
Net income	$1,465	$1,600	$1,211	$1,125	$1,115	$962	$930	$901
Earnings per share								
Basic	$0.34	$0.37	$0.37	$0.34	$0.34	$0.30	$0.29	$0.28
Diluted	$0.33	$0.36	$0.36	$0.33	$0.33	$0.30	$0.29	$0.28

BOR was acquired on July 1, 2002, and CRM was acquired November 1, 2001.

Item 9. Changes In and Disagreements with Accountants on Accounting and Financial Disclosure

There were no disagreements with or changes in accountants.

PART III

Item 10. Directors and Executive Officers of the Registrant

The information set forth under the caption "Management – Directors" and "Management - Executive Officers" and under "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement to be used in conjunction with the 2003 Annual Meeting of Shareholders (the "Proxy Statement"), which will be filed within 120 days of the Corporation's fiscal year end, is incorporated herein by reference.

Item 11. Executive Compensation

With the exception of the information set forth under the captions "Board Report on Executive Officer Compensation" and "Shareholder Performance Graph", which is not incorporated herein by reference, the information set forth under the caption "Management Compensation" in the Proxy Statement is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information set forth under the caption "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement is incorporated herein by reference.

Equity Compensation Plan Information. The following table sets forth aggregated information as of December 31, 2002 about all of the Corporation's compensation plans (including individual compensation arrangements) under which equity securities of the Corporation are authorized for issuance.

Stock option plan	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	383,280	$11.27	102,320
Equity compensation plans not approved by security holders	na	na	na
Total	383,280	$11.27	102,320

Item 13. Certain Relationships and Related Transactions

The information set forth under the caption "Certain Relationships and Related Transactions" in the Proxy Statement is incorporated herein by reference.

Item 14. Controls and Procedures

(a) Based on their evaluation of the issuer's disclosure controls and procedures (as defined in 17 C.F.R. Sections 240.13a-14(c) and 240.15d-14(c)) as of a date within 90 days prior to the filing of this quarterly report, the issuer's chief executive officer and chief financial officer concluded that the effectiveness of such controls and procedures was adequate.

(b) There were no significant changes in the issuer's internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Item 15. Exhibits and Reports on Form 8-K

(a) (1) All financial statements:

Consolidated Balance Sheets, December 31, 2002 and 2001
Consolidated Statements of Income, Years Ended December 31, 2002, 2001 and 2000
Consolidated Statements of Changes in Shareholders' Equity, Years Ended December 31, 2002, 2001 and 2000
Consolidated Statements of Cash Flows, Years Ended December 31, 2002, 2001 and 2000
Notes to Consolidated Financial Statements

(2) Financial statement schedules:

Quarterly Data for 2002 and 2001

(3)

Exhibit No. (from item 601 of S-K)	Description
2.1	Agreement and Plan of Merger between Registrant and Ridgeway Bancshares, Inc. (incorporated by reference to exhibits filed in the Registrant's Form S-4, Commission File No. 333-819000).
3.1	Articles of Incorporation, as amended (incorporated by reference to exhibits filed in the Registrant's Form 10-QSB filed September 30, 1997).
3.2	Bylaws, as amended (incorporated by reference to exhibits filed in the Registrant's Form S-4, Commission File No. 33-55314).
4	Stock certificate (incorporated by reference to exhibits filed in the Registrant's Registration Statement on Form S-2, filed September 11, 1995, Commission File No. 33-96746).
10.1	1997 Stock Option Plan, as amended (incorporated by reference to Registrant's Form S-8, filed June 22, 2001, Commission File No. 333-63598).
10.2	Lease for site of Florence National Bank (incorporated by reference to Registrant's Form 10-K for the year ended December 31, 1999).
10.3	Change of Control Agreements between the Registrant and each of William W. Traynham, Michael A. Wolfe, William H. Nock and Jesse A. Nance (incorporated by reference to exhibits to Registrant's Form 10-QSB for the quarter ended June 30, 1999).

10.4	Loan Agreement, dated November 1, 2001, among Registrant, Resource Mortgage, Inc. and Branch Bank and Trust Company (incorporated by reference to exhibits filed in the Registrant's Form 10-Q for the quarter end September 30, 2001).
10.5	Amended and Restated Guaranty, dated October 7, 2002, by Registrant of obligations of Community Resource Mortgage, Inc. to Branch Bank and Trust Company (incorporated by reference to exhibits filed in the Registrant's Form 10-Q for the quarter end September 30, 2002).
10.6	Employment Agreement between Community Resource Mortgage Inc. and A. Wade Douroux (incorporated by reference to exhibits filed in the Registrant's Form S-4, Commission File No. 333-819000).
10.7	Form of Employment Agreement between the Corporation and William A. Harwell (incorporated by reference to exhibits filed in the Registrant's Form S-4, Commission File No. 333-819000).
21	Subsidiaries of the registrant
23	Consent of J. W. Hunt and Company, LLP

(b) Reports on Form 8-K. None.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED: March 26, 2003

By: s/ E. J. Ayers, Jr.
Chief Executive Officer

By s/ William W. Traynham, Jr.
Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

s/ Alvis J. Bynum Alvis J. Bynum, Director	Date: March 27, 2003
s/ Martha Rose C. Carson Martha Rose C. Carson, Director	Date: March 17, 2003
s/ Anna O. Dantzler Anna O. Dantzler, Director	Date: March 27, 2003
s/ Thomas B. Edmunds Thomas B. Edmunds, Director	Date: March 27, 2003
s/ A. Wade Douroux A. Wade Douroux, Director	Date: March 17, 2003
s/J. M. Guthrie J. M. Guthrie, Director	Date: March 26, 2003
s/ William A. Harwell William A. Harwell, Director	Date: March 17, 2003
s/Richard L. Havekost Richard L. Havekost, Director	Date: March 17, 2003
s/ Phil P. Leventis Phil P. Leventis, Director	Date: March 17, 2003
s/Jess A. Nance Jess A. Nance, Director	Date: March 17, 2003
s/John V. Nicholson John V. Nicholson, Director	Date: March 17, 2003
s/William H. Nock William H. Nock, Director	Date: March 17, 2003

s/ Samuel F. Reid, Jr. Samuel F. Reid, Jr., Director	Date: March 25, 2003
s/ J. Otto Warren, Jr. J. Otto Warren, Jr., Director	Date: March 26, 2003
s/Wm. Reynolds Williams Wm. Reynolds Williams, II, Director	Date: March 17, 2003
s/ Michael A. Wolfe Michael A. Wolfe, Director	Date: March 17, 2003

CERTIFICATIONS

I, E. J. Ayers, Jr., certify that:

1. I have reviewed this annual report on Form 10-K of Community Bankshares Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 26, 2003

s/ E. J. Ayers, Jr.
E. J. Ayers, Jr.
Chairman and CEO

CERTIFICATIONS

I, William W. Traynham, certify that:

1. I have reviewed this annual report on Form 10-K of Community Bankshares Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 26, 2003

s/ William W. Traynham
William W. Traynham
President and CFO

EXHIBIT INDEX

Exhibit No. (from item 601 of S-K)	Description
2.1	Agreement and Plan of Merger between Registrant and Ridgeway Bancshares, Inc. (incorporated by reference to exhibits filed in the Registrant's Form S-4, Commission File No. 333-819000).
3.1	Articles of Incorporation, as amended (incorporated by reference to exhibits filed in the Registrant's Form 10-QSB filed September 30, 1997).
3.2	Bylaws, as amended (incorporated by reference to exhibits filed in the Registrant's Form S-4, Commission File No. 33-55314).
4	Stock certificate (incorporated by reference to exhibits filed in the Registrant's Registration Statement on Form S-2, filed September 11, 1995, Commission File No. 33-96746).
10.1	1997 Stock Option Plan, as amended (incorporated by reference to Registrant's Form S-8, filed June 22, 2001, Commission File No. 333-63598).
10.2	Lease for site of Florence National Bank (incorporated by reference to Registrant's Form 10-K for the year ended December 31, 1999).
10.3	Change of Control Agreements between the Registrant and each of William W. Traynham, Michael A. Wolfe, William H. Nock and Jesse A. Nance (incorporated by reference to exhibits to Registrant's Form 10-QSB for the quarter ended June 30, 1999).
10.4	Loan Agreement, dated November 1, 2001, among Registrant, Resource Mortgage, Inc. and Branch Bank and Trust Company (incorporated by reference to exhibits filed in the Registrant's Form 10-Q for the quarter end September 30, 2001).
10.5	Amended and Restated Guaranty, dated October 7, 2002, by Registrant of obligations of Community Resource Mortgage, Inc. to Branch Bank and Trust Company (incorporated by reference to exhibits filed in the Registrant's Form 10-Q for the quarter end September 30, 2002).
10.6	Employment Agreement between Community Resource Mortgage Inc. and A. Wade Douroux (incorporated by reference to exhibits filed in the Registrant's Form S-4, Commission File No. 333-819000).
10.7	Form of Employment Agreement between the Corporation and William A. Harwell (incorporated by reference to exhibits filed in the Registrant's Form S-4, Commission File No. 333-819000).
21	Subsidiaries of the registrant
23	Consent of J. W. Hunt and Company, LLP



A SOUTH CAROLINA
BANK HOLDING COMPANY



COMMUNITY BANKSHARES INC.

ANNUAL REPORT 2002



Corporate Profile

Community Bankshares Inc. is a bank holding company for four community banks and a mortgage company, all located in South Carolina. It is headquartered in Orangeburg, where its first bank, Orangeburg National Bank, was founded in 1987. The company's other community banks are Sumter National Bank and Florence National Bank, which it helped establish in 1996 and 1998, respectively, and the Bank of Ridgeway, South Carolina's oldest community bank, acquired by Community Bankshares in 2002. In late 2001, the company acquired a Columbia-based mortgage company, Community Resource Mortgage. All five entities operate with a high degree of autonomy and local decision-making authority, and all emphasize superior, personal service to customers. Reinforcing the strong local focus of each community bank is a local board of directors responsible for overseeing the management of the bank. Community Bankshares Inc. common stock is publicly traded on the American Stock Exchange under the ticker symbol SCB.

Bank of
Ridgeway

Locations


Anderson
Winnsboro
Ridgeway
Blythewood
Columbia
Sumter
Florence
Orangeburg

Edisto Gardens, Orangeburg, SC

Financial Highlights

($ in thousands, except per share data)	Years Ended December 31, 2002	2001	2000	1999	1998	Five-Year Compound Growth Rate
Income Statement Data						
Net interest income	**$ 13,867**	$ 10,940	$ 10,228	$ 8,430	$ 6,766	20.6%
Provision for loan losses	**1,033**	650	688	612	484	23.6%
Noninterest income	**7,952**	3,584	1,966	1,479	1,055	59.6%
Noninterest expense	**12,465**	7,810	6,552	6,066	5,107	25.5%
Net income	**5,401**	3,908	3,147	2,182	1,567	34.7%
Per Common Share						
Net income—basic	**$ 1.42**	$ 1.21	$ 0.99	$ 0.68	$ 0.52	26.4%
Net income—diluted	**1.38**	1.20	0.98	0.68	0.51	26.3%
Cash dividends	**0.32**	0.28	0.22	0.19	0.15	18.0%
Book value	**10.16**	8.35	7.24	6.35	6.15	16.6%
Balance Sheet Data (Year End)						
Total assets	**$437,320**	$318,617	$273,323	$228,030	$182,281	26.6%
Loans, net of unearned income	**327,575**	237,340	192,996	155,422	117,058	29.1%
Deposits	**337,062**	255,433	218,811	184,364	147,630	23.5%
Shareholders' equity	**43,717**	27,547	23,139	20,245	19,659	27.4%
FINANCIAL RATIOS						
Return on average assets	**1.43%**	1.36%	1.26%	1.06%	0.99%	
Return on average equity	**15.10%**	15.58%	14.67%	11.12%	8.91%	
Net interest margin	**3.92%**	4.00%	4.34%	4.37%	4.60%	
OPERATIONS DATA						
Banks' branch offices	**8**	4	4	4	4	
Mortgage loan offices	**3**	3	—	—	—	
Employees (full-time equivalent)	**175**	126	84	85	75	

July, 1998—Florence National Bank opened
November, 2001—Community Resource Mortgage, Inc. acquired
July, 2002—Ridgeway Bancshares, Inc. acquired


Net Income
(in thousands)
$1,567
$2,182
$3,147
$3,908
$5,401
'98
'99
'00
'01
'02


Loans
(in millions)
$117.1
$155.4
$193.0
$237.3
$327.6
'98
'99
'00
'01
'02


Deposits
(in millions)
$147.6
$184.4
$218.8
$255.4
$337.1
'98
'99
'00
'01
'02

Letter to Our Shareholders:

We are pleased to report that Community Bankshares Inc. enjoyed outstanding results in 2002, marked by sharply higher earnings, an acquisition that expanded our presence in central South Carolina, and a strengthened balance sheet. Our stock rose 25% over 2001, reflecting not only our current performance but also our bright prospects under our community banking strategy.

Consolidated net income rose $1,493,000 or 38.2% to $5,401,000. On a per-share basis, earnings increased to $1.42 per share, up from $1.21 in 2001, despite a larger number of shares outstanding.

Total assets increased 37% from $318.6 million to $437.3 million. Gross loans, including loans held-for-sale, rose 38% from $237.3 million to $327.6 million, and deposits increased 32% from $255.4 million to $337.1 million.

Highlights for 2002

- Sumter National Bank opened a second banking office in February 2002 to serve a growing customer base.
- We acquired the Bank of Ridgeway, South Carolina's oldest continuously operating community bank, in July 2002 for $16 million, comprised of $4 million in cash plus one million shares of Community Bankshares common stock. Ridgeway, with offices in Ridgeway, Winnsboro, and Blythewood, brought $79 million in assets and added approximately $600,000 to our 2002 net income.
- Our other three banks—Orangeburg National Bank, Sumter National Bank and Florence National Bank—turned in strong, profitable performances.
- Community Resource Mortgage, acquired in November 2001, performed very well in 2002 amid an exceptionally heavy volume of home purchases and mortgage refinancing, earning profits of $440,000.
- These results enabled Community Bankshares to increase its Return on Average Assets to 1.43% from 1.36% in 2001. Return on Average Equity declined slightly from 15.58% to a still respectable 15.10%. ROA and ROE are key performance measures.
- Community Bankshares received the prestigious South Carolina's Fastest-Growing Companies Top 25 Achievement Award, sponsored by the South Carolina Chamber of Commerce and Elliott Davis, LLC, the largest South Carolina-based CPA firm.

Our Umbrella Approach

Banking is consolidating. The big banks operating in South Carolina are now headquartered and focused elsewhere. We view this as an opportunity.

We are firm believers in the future of community banking, as we practice it. Our focus is local and will remain local. Each of our four banks is run locally, by directors and officers who live in and know their communities, know their customers and are known personally by their customers. Virtually all decisions are made locally.

Our customers want caring, personal service, and we provide it. Customers like being greeted by name, and they expect our people to be friendly, courteous and helpful.

Customers also expect knowledgeable, professional service and top quality banking products, and we shine there as well. Our holding company, Community Bankshares Inc., functions as a corporate umbrella, a coordinator and service provider for our four banks and our mortgage company, and, because of its size, is able to support the advanced technology,

Significant Milestones

1987
Orangeburg National Bank opens for business in November, with $3 million in initial capital.

1992
Orangeburg National Bank opens a second office in April to serve expanding customer base. In November, Community Bankshares Inc. is formed as a one-bank holding company.

1996
Sumter National Bank, which Community Bankshares helped to organize, opens its doors in June. In November, Community Bankshares stock is listed on the American Stock Exchange with the symbol SCB.

core processing capability and central services that state-of-the-art banking requires. Centralized handling of administrative and other back office functions lets our banks focus on the needs of their customers and their communities.

Meanwhile, economies of scale allow us to offer most of the same products as the giant banks, but with a personal touch, and usually at lower cost. We introduced Internet banking for consumer customers in 2001 and commercial customers in 2002. Voice response banking lets customers check balances and transfer funds by telephone. We provide ATMs, and credit and debit cards. We are looking into other technologies to improve our products and services.

Strength for the Long Term

Community Bankshares is a profitable, growing institution that should continue to reward its shareholders well. We are building the company carefully, developing sustainable, high quality earnings, enlarging our customer base, and strengthening our balance sheet. We increased our dividend in 2002 and hope to do so again in 2003. But we realize that our long-term success ultimately depends on fulfilling our responsibilities not only to our shareholders but also to our customers and employees.

A Positive Outlook for 2003

We anticipate further growth in 2003, although perhaps at a slower rate than in 2002. We will benefit from a full year's ownership of the Bank of Ridgeway, and all our banks and our mortgage unit expect gains, despite current uncertainties.

We want to thank our employees for their hard work and dedication, our customers for their loyalty, and our shareholders for their staunch support of our growth strategy, which we are confident will bring further success in the year ahead.

Sincerely,



E. J. Ayers, Jr.
Chairman & Chief Executive Officer



William W. Traynham
President & Chief Financial Officer

1998
Florence National Bank is established with the help of Community Bankshares and begins business in July. It becomes CBI's third bank.

2001
Community Resource Mortgage Inc. is acquired by Community Bankshares in November. Established in 1996, the mortgage company is headquartered in Columbia with offices in Sumter and Anderson.

2002
Sumter National opens a second office in February. The Bank of Ridgeway, South Carolina's oldest community bank, is acquired in July. Community Bankshares' stock ends year at $16.25, up from $13.00 at year-end 2001.

Orangeburg National Bank

Hometown banking at its best

Orangeburg National Bank was formed in 1987 by local business people who believed that Orangeburg needed a responsive, locally run community bank providing exceptional personal service. Today Orangeburg National is strong, profitable and growing, ranking second in local deposit market share. Independent Banker Magazine honored it recently as one of the country's top-performing community banks, ranking 11th in its size category in return on equity.

The City of Orangeburg is the hub of a stable regional economy in which government, education and health care are key elements. With a primarily retail focus, Orangeburg National provides its special brand of friendly service to small and medium size businesses, professionals and individual customers from two full service offices. Two years ago it launched a courier service to save time for its business and professional customers. Its Internet banking services are increasingly popular. The bank also has a retail investment department which offers mutual funds, annuities and other insurance products.

Orangeburg National's strength reflects its independence and local decision-making. A 13-member board oversees management and establishes policies for the bank. The bank has also benefited from hiring the best people locally, and from the support and leadership it provides in the community, such as sponsoring The Regional Medical Center Foundation's annual fund-raising gala, among other activities.



J. M. Guthrie
Chairman



Michael A. Wolfe
President & CEO



ONB board of directors, near row: E. J. Ayers, Martha Rose Carson, William W. Traynham, J. M. Guthrie, Samuel F. Reid, Anna O. Dantzler, Michael A. Wolfe. Far row: Dr. Richard Williamson, Charles Thompson, J. Otto Warren, Joe Smith, Tommy Bozard, Russell Blanchard


ORANGEBURG
NATIONAL BANK

We provide the innovative, quality banking products our customers need, with the friendly, knowledgeable service they like and expect. Our customers are our friends and neighbors, and we work hard to help them achieve their goals.



Sumter National Bank

Decision-makers dealing with decision-makers—that's the key to what we do.

Sumter National Bank has shown steady growth in this central South Carolina market since opening its doors in June, 1996 and has become a very profitable community bank. It has established a solid franchise, especially among local businesses, and in February, 2002 opened a second office to serve customers better. Sumter benefits from a stable, diversified economy that includes many smaller industrial businesses brought in by local development officials as farming and furniture manufacturing declined. Shaw Air Force Base, headquarters of the 9th Air Force and home to four fighter wings, has a local economic impact estimated at $600 million.

In preparing to launch Sumter National, Community Bankshares sought out influential local businessmen for the board of directors, and drew top officers and staff from other local banks. Because of their efforts, Sumter National is widely regarded as the community's only hometown bank.

The bank has built its customer base both by providing superior personal service and through its ability—highly valued by business customers—to make loan decisions locally. Sumter National's people are vigorous participants in community life, and the bank sponsors such major activities as the annual Sumter County Iris Festival and the Sumter at Six program, which is designed to encourage businesses to locate downtown.



William H. Nock
President & CEO



Phil P. Leventis
Chairman



Robert B. Smith
EVP, Senior Loan Officer



SNB board of directors, near row: Dr. Ted Williams, Joe McElveen, Phil P. Leventis, William H. Nock, Ben Griffith. Far row: Alvis Bynum, E. J. Ayers, William W. Traynham, Ernie Brown, Chuck Fienning, Porter Thompkins



Sumter
National
Bank

In a competitive marketplace, Sumter National's strong local board, excellent people and friendly, professional service have enabled it to build a strong base of individual and business customers.



Florence National Bank

Friendly, responsive service sets us apart

Since its founding in mid-1998, Florence National Bank has built a strong following in its highly competitive marketplace. Florence, which began as a railroad town a century ago, now is the bustling business hub of the Pee Dee region in northeastern South Carolina. The health care industry is one of the city's major economic drivers, and includes a substantial concentration of doctors and other health care professionals and two major hospitals. Retailing and banking are also strong, the region retains a substantial agricultural base, and there are a variety of manufacturers.

By providing knowledgeable, friendly personal service to its customers and focusing on meeting the needs of local businesses and professionals, Florence National Bank has built a solid customer base. Often it has gained at the expense of large regional banks whose customers were subjected to indifferent service, high employee turnover and arbitrary policies. More than a dozen banking institutions operate in the market, including two other community banks headquartered in the city of Florence. Florence National Bank's strong support of local civic and charitable activities, along with the active participation of bank personnel in community life, has helped the bank build strong, loyal customer relationships.



Wm. Reynolds Williams
Chairman



Jess A. Nance
President & CEO



Karen Lawson
SVP, Senior Loan Officer



FNB Board of Directors, near row: Erwin Paxton, E. J. Ayers, Jess A. Nance, William W. Traynham, Wm. Reynolds Williams.
Far row: Murray Garber, Dr. Stephen Imbeau, Phillip Lowe, Richard L. Havekost, Dr. Danny Hyler, Robert Johnson


FLORENCE
NATIONAL BANK

We do things the big banks don't do—deliver better, more personal service, react quickly and locally to loan requests, resolve problems promptly. These things are important to our customers.



Bank of Ridgeway

Staying in touch with the communities we serve

The Bank of Ridgeway, South Carolina's oldest community bank, was chartered in 1898 and has prospered ever since in its rural Fairfield County marketplace by offering friendly, personal service to individual and small business customers. Although Ridgeway itself is a rare, one-bank town, the bank has expanded in recent years into a broader, more competitive market. In 1988 it established an office in Winnsboro, the county seat, and in 1994 acquired an office in Blythewood, Richland County, a suburb of Columbia, the state capital.

The bank has carved a niche by focusing on serving consumers and small businesses, and by knowing its customers to a degree that is possible only in small communities where the economy and population are stable and employee turnover is low. The bank and its employees are energetic and supportive participants in local civic and charitable endeavors. The bank's acquisition by Community Bankshares in 2002 did not change the fundamental character of the bank, the local decision-making that the Bank of Ridgeway's customers expect. The local board of directors runs the bank, while the holding company has relieved the staff of many administrative chores.



Johnny V. Nicholson
Chairman



William A. Harwell
President & CEO



BOR board of directors, near row: E. J. Ayers, William W. Traynham, Johnny V. Nicholson, Joe Sharpe, Dr. Roger Gaddy.
Far row: David Traylor, Heywood Mattox, Thomas B. Edmunds, Eleanor Parrish, Dan Ruff, William McMaster, William A. Harwell

BANK OF RIDGEWAY

We are the market's only homegrown bank and most of our people have worked here for years, live nearby and participate actively in community life. The customers they serve are their friends and neighbors.



Community Resource Mortgage Inc.

Offering home-owners lowest rates and superior service

Community Resource Mortgage Inc., established in 1996 and acquired by Community Bankshares in November, 2001, enjoyed a banner year of volume and profits in 2002—a year when unusually low interest rates spurred the creation of a record $2.5 trillion in mortgages nationwide.

Headquartered in Columbia, with offices in Sumter and Anderson, Community Resource Mortgage originates home mortgages primarily in South Carolina but also in North Carolina and other states. Using lines of credit arranged by Community Bankshares, it funds the mortgages it originates and sells them in the secondary market, individually or in packages. The company also arranges funding, under the name Resource Funding, for some mortgage brokers and community banks, often including Community Bankshares affiliates.

An expanding selling effort, low interest rates and better, more personal service than competitors have fueled the company's growth. In seeking customers, it relies on experienced lenders, media and Internet advertising, telemarketing, and referrals from customers, real estate brokers, homebuilders and others. Company personnel participate actively in industry, civic and charitable organizations.

Effective underwriting, including use of Automated Valuation Models, helps the company avoid poor risks, fraudulent applications and inflated property valuations.



Al Douroux
EVP



James Bowie
EVP


CRM
Community Resource Mortgage
A DIVISION OF COMMUNITY BANKSHARES, INC



A. Wade Douroux
President & CEO

Corporate Information

Board of Directors

E. J. Ayers, Jr., Chairman
Orangeburg, SC

Alvis J. Bynum
Sumter, SC

Martha Rose Carson
Orangeburg, SC

Anna O. Dantzler
Orangeburg, SC

A. Wade Douroux
Columbia, SC

Thomas B. Edmunds
Columbia, SC

J. M. Guthrie
Orangeburg, SC

William A. Harwell
Ridgeway, SC

Richard L. Havekost
Florence, SC

Phil P. Leventis
Sumter, SC

Jess A. Nance
Florence, SC

John V. Nicholson, Jr.
Ridgeway, SC

William H. Nock
Sumter, SC

Samuel F. Reid, Jr.
Orangeburg, SC

William W. Traynham
Orangeburg, SC

J. Otto Warren, Jr.
Orangeburg, SC

Wm. Reynolds Williams
Florence, SC

Michael A. Wolfe
Orangeburg, SC

Corporate Officers

E. J. Ayers, Jr.
Chief Executive Officer

William W. Traynham
President & Chief Financial Officer

Donald O. Newnham
Senior Vice President, Operations

Jo H. Davies
VP, Chief Information Officer

P. Dodd Buie III
VP, Financial Reporting

M. Stephen Brakefield
VP, Compliance & Corporate Information Security Officer

Ginger S. Risher
VP, Controller

F. Ralph Faulling
VP, Information Technology

Cheri E. Fogle
AVP, Technology

Subsidiary Officers

Michael A. Wolfe
President & CEO
Orangeburg National Bank

William H. Nock
President & CEO
Sumter National Bank

Jess A. Nance
President & CEO
Florence National Bank

William A. Harwell
President & CEO
Bank of Ridgeway

A. Wade Douroux
President & CEO
Community Resource Mortgage, Inc.

Annual Meeting

The Annual Meeting of Stockholders will be held at Orangeburg National Bank, 791 Broughton Street, Orangeburg, South Carolina on May 19, 2003 at 3:00 p.m.

Stock Listing

The Company's common stock is listed on The American Stock Exchange under the symbol "SCB."

Corporate Counsel

Haynsworth Sinkler Boyd, P.A.
Attorneys at Law
22nd Floor, Capital Center
1201 Main Street
P.O. Box 11889
Columbia, SC 29211-1889

Independent Auditors

J.W. Hunt and Company, LLP
Certified Public Accountants
Middleburg Office Park
1607 St. Julian Place
PO Box 265
Columbia, SC 29202

Annual Report on Form 10-K

For more detailed financial information refer to the Form 10-K. A copy of the Company's Form 10-K for the year ended December 31, 2002 will be furnished without charge to stockholders upon written request to Investor Relations, Community Bankshares Inc., PO Box 2086, Orangeburg, SC 29116-2086; call (803) 535-1060; or e-mail ir@communitybanksharesinc.com

Transfer Agent and Registrar

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
www.rtco.com

If you have any questions concerning your stockholder account, call our transfer agent, noted above, at (800) 368-5948. This is the number to call if you require a change of address, records or information about lost certificates



CBI board of directors, near row: J. Otto Warren, Martha Rose Carson, E. J. Ayers, Anna Dantzler, J. M. Guthrie. Middle row: Phil P. Leventis, William A. Harwell, Johnny V. Nicholson, Alvis J. Bynum, Samuel F. Reid, Michael A. Wolfe, Wm. Reynolds Williams. Standing: William W. Traynham, Jess A. Nance, Thomas B. Edmunds, Richard L. Havekost, A. Wade Douroux, William H. Nock

Designed by Curran & Connors, Inc. / www.curran-connors.com

Community Bankshares Inc.

791 Broughton St.
Orangeburg, SC 29115
Phone (803) 535-1060
www.communitybanksharesinc.com